Exhibit 2.1

ASSET PURCHASE AGREEMENT

dated as of August 24, 2022

between

GENERAL ELECTRIC COMPANY,
acting solely by and through its GE Additive business unit,
as Seller,

and

HYLIION HOLDINGS CORP.,

as Buyer

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- ii -

- iii -

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ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT, dated as of August 24, 2022 (the “Agreement Date”), is made by and between General Electric Company, a New York corporation, acting solely by and through its GE Additive business unit (“Seller”), and Hyliion Holdings Corp., a Delaware corporation (“Buyer” and, together with Seller, the “Parties”).

PRELIMINARY STATEMENTS

A. Seller, directly or indirectly through its Affiliates, owns the Business and is subject to certain liabilities related thereto.

B. Seller wishes to sell to Buyer, and Buyer wishes to purchase from Seller the Business, upon the terms and subject to the conditions set forth in this Agreement. In addition, Buyer wishes to assume, and Seller wishes to have Buyer assume, certain liabilities of the Business, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants, conditions, promises and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

Article I

DEFINITIONS

Section 1.01 Certain Defined Terms. Capitalized terms used in this Agreement have the meanings specified in Exhibit A.

Article II

PURCHASE AND SALE; CLOSING

Section 2.01 Purchase and Sale of the Transferred Assets; Assumed Liabilities; Excluded Liabilities.

(a) Transferred Assets. On the terms and subject to the conditions set forth in this Agreement and subject to the exclusions set forth in Section 2.01(b), at the Closing, Seller shall, or cause its Affiliates to, sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase, acquire and accept from Seller, all of Seller’s right, title and interest in, to and under, whether tangible, intangible, real or personal and wherever located, the following assets, properties and rights, as the same shall exist immediately prior to the Closing (collectively, the “Transferred Assets”):

(i) subject to Section 2.02, all rights under Contracts that are Related to the Business to which Seller or its Affiliates are a party, including (A) those listed in Schedule 2.01(a)(i) and (B) all other Contracts entered into by Seller or its Affiliates in the Ordinary Course of Business or with the Consent of the Buyer and entered into after the Agreement Date but prior to the Closing Date (collectively, the “Assumed Contracts”);

(ii) all Business Intellectual Property;

(iii) all raw materials, work-in-process, finished goods or products, supplies, prototypes, tooling and other inventories (the “Inventory”) owned by Seller or its Affiliates and that are Related to the Business;

(iv) other than any Excluded Assets described in Section 2.01(b)(viii) and (xiv) below, all books, records, files and papers, whether in hard copy or computer or other format, including sales and promotional literature, research and development reports and records, production reports and records, test results and reports, and any studies, reports, correspondence and other similar documents, manuals and data, sales and purchase correspondence, customer lists, lists of suppliers, all physical and electronic drawings (including computer aided design (CAD) drawings), whether 3-dimensional and 2-dimensional, notes, models and test data (including any models, algorithms, and analyses of the test data), and any information relating to Taxes imposed exclusively with respect to the Business (but excluding any Tax Returns or work papers, other than non-income Tax Returns or work papers relating exclusively to the Transferred Assets or the Business), in each case to the extent Related to the Business (except as otherwise provided with respect to Tax Returns) and owned by Seller or its Affiliates;

(v) personnel and employment records related to any Business Employee or to the extent related to any Assumed Liabilities;

(vi) all assets expressly to be transferred pursuant to the Employee Matters Addendum;

(vii) all claims, causes of action, rights of recovery, rights of set-off and rights of recoupment to the extent exclusively related to the Business (provided, that such Transferred Assets, in respect of any Insurance Policies, shall be limited to the rights under the Available Insurance Policies as set forth in Section 7.03); and

(viii) the assets and properties listed in Schedule 2.01(a)(viii).

(b) Excluded Assets. Buyer expressly understands and agrees that the assets, rights and properties of Seller not included in the Transferred Assets (the “Excluded Assets”) shall be retained by Seller and its Affiliates and such Excluded Assets shall not be transferred to, or acquired by, Buyer hereunder. Without limiting the generality of the foregoing, subject to Section 2.01(a), the following shall be included among the Excluded Assets:

(i) all cash and cash equivalents of Seller or its Affiliates on hand or held by any bank or other third Person;

(ii) any and all rights to the Seller Name and Seller Marks, together with any Contracts, agreements or understandings granting rights to use the same (including Business Intellectual Property, to the extent incorporating the Seller Name and Seller Marks);

(iii) subject to and without limiting Buyer’s rights expressly set forth in the Sublease, all of Seller’s and its Affiliates’ right, title and interest in owned and leased real property and other interests in real property including all such right, title and interest under each real property lease pursuant to which any of them leases, subleases (as sub-tenant) or otherwise occupies any such leased real property, including all improvements, fixtures and appurtenances thereto and rights in respect thereof;

(iv) all loans or advances: (A) by the Business to Seller or its Affiliates; and (B) by Seller or its Affiliates to the Business;

(v) all Tax Returns and related work papers (other than any Tax Returns expressly included in the Transferred Assets) of Seller and its Affiliates;

(vi) all Tax assets of Seller and its Affiliates, including all such Tax assets relating to, but not limited to, all refunds or credits for any Taxes or customs fees or customs duties, in each case, with respect to the Transferred Assets or the Business for any Pre-Closing Tax Period;

(vii) the Parent Plans and other employee benefit plans, programs, arrangements and agreements sponsored or maintained by Seller or its Affiliates, and all trusts and other assets or rights related thereto, except as expressly provided in the Employee Matters Addendum;

(viii) all assets and rights expressly excluded pursuant to the Employee Matters Addendum;

(ix) all assets and rights expressly excluded pursuant to, or used by Seller or its Affiliates in connection with its obligations under, the Employee Matters Addendum, the Transition Services Agreement, the Cross License, the Sublease, the Engineering Services Agreement, the Preferred Provider Agreement, the DMLM Product Support Agreement and the Mutual Termination Agreement;

(x) personnel and employment records for employees and former employees of the Business who are not Continuing Employees (as defined in Exhibit K);

(xi) subject to and without limiting Buyer’s rights expressly provided under Section 7.03, all Insurance Policies and all rights of any nature with respect to any Insurance Policy, including any recoveries thereunder and any rights to assert claims seeking any such recoveries;

(xii) any assets, rights or properties Related to the Business owned on the Agreement Date or after the Agreement Date and sold or otherwise disposed of prior to the Closing in the Ordinary Course of Business as, in the case of assets or properties, scrap, obsolete, or otherwise unusable in the Business;

(xiii) all causes of action (including counterclaims) and defenses (A) against third parties relating to any of the Excluded Assets or the Excluded Liabilities as well as any books, records and privileged information relating thereto or (B) relating to any period through the Closing to the extent that the assertion of such cause of action or defense is necessary or useful in defending any claim that may be asserted against the Seller or its Affiliates or for which indemnification may be sought by the Buyer Indemnified Parties pursuant to Article X;

(xiv) any interest of Seller under the Transaction Agreements;

(xv) intercompany accounts receivable (including trade accounts receivable), which intercompany accounts receivable shall be extinguished at Closing;

(xvi) (A) any books and records relating to the Excluded Assets or Excluded Liabilities or (B) any books, records or other materials that Seller (I) is required by Law to retain (copies of which, to the extent permitted by Law, will be made available to Buyer, at Buyer’s cost, upon Buyer’s reasonable request), (II) reasonably believes are necessary to enable Seller to prepare and/or file Tax Returns (copies of which will be made available to Buyer, at Buyer’s cost, upon Buyer’s reasonable request) or (III) is prohibited by Law from delivering to Buyer;

(xvii) all expenses Related to the Business that have been prepaid by Seller, including ad valorem Taxes and lease and rental payments, attributable to any period beginning prior to and ending on or before the Closing Date; and

(xviii) all Permits that are Related to the Business; and

(xix) the assets, rights and properties listed in Schedule 2.01(b)(xix).

Notwithstanding anything to the contrary contained in this Agreement or any of the other Transaction Agreements, Buyer acknowledges and agrees that all of the following shall remain the property of Seller or its applicable Affiliate, and neither Buyer nor any of its Affiliates shall have any interest therein: (A) all records and reports prepared or received by Seller or any of its Affiliates in connection with the sale of the Business and the Transactions, including all analyses relating to the Business or Buyer so prepared or received; (B) all confidentiality agreements with prospective purchasers of the Business or any portion thereof, and all bids and expressions of interest received from third parties with respect thereto; and (C) all privileged materials, documents and records that are not Related to the Business.

(c) Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement and subject to the exclusions set forth in Section 2.01(d), Buyer hereby agrees, effective at the time of the Closing, to assume and thereafter timely to pay, discharge and perform in accordance with their terms, the following Liabilities of Seller or its Affiliates, whether known or unknown, fixed or contingent, asserted or unasserted, and not satisfied or extinguished, irrespective of whether the same shall arise prior to, on or following the Closing (except as indicated otherwise) (the “Assumed Liabilities”), and no other Liabilities:

(i) all Liabilities arising under any of the Assumed Contracts other than payments due under the Assumed Contracts prior to the Closing;

(ii) all Transfer Taxes as provided in Section 9.03;

(iii) all Taxes with respect to, incurred in connection with or related to the Transferred Assets or the Business for any Post-Closing Tax Period;

(iv) all Liabilities related to the Transferred Assets accruing at or after the Closing relating in any way to the environment, natural resources, or arising under Environmental Laws in connection with the ownership or operation of the Business (including the Transferred Assets), including those related to (A) the Release of a Hazardous Material generated by the Business, or (B) any non-compliance with or violation of any Environmental Law or (C) relating in any way to human health and safety in respect of Hazardous Materials;

(v) all Liabilities accruing at any time relating to the use, application, malfunction, defect, design, operation, performance or suitability of any product of the Business manufactured, sold or distributed at or after the Closing, or service of the Business rendered at or after the Closing;

(vi) all Liabilities with respect to any return, warranty or similar liabilities relating to products or services of the Business (or any former product or services of the Business as previously conducted) that were designed, manufactured or sold at or after the Closing or that were held in the inventory of the Business as of the Closing;

(vii) all Liabilities expressly assumed by the Buyer or its Affiliates pursuant to the Employee Matters Addendum;

(viii) all Liabilities relating to, or arising with respect to, the Business Intellectual Property; and

(ix) all other Liabilities arising out of or relating to the Buyer’s or its Affiliates’ ownership or operation of the Business and the Acquired Assets at or after the Closing.

(d) Excluded Liabilities. Buyer is not assuming or agreeing to pay or discharge any of the following Liabilities of Seller or its Affiliates (the “Excluded Liabilities”), notwithstanding any other provision of this Agreement:

(i) all Liabilities to be paid or retained by Seller or its Affiliates pursuant to the terms of this Agreement, including all Liabilities related to or arising from the Excluded Assets (including all Liabilities of, relating to or arising from the [***]);

(ii) any Debt;

(iii) all Taxes (including all income Taxes of Seller or any Person for which Seller is liable as a result of being a member of an affiliated, combined, consolidated or unitary group, as a transferee or successor by contract, by operation of Law, or otherwise) with respect to, incurred in connection with or related to the Transferred Assets or the Business for any Pre-Closing Tax Period;

(iv) any Liability expressly assumed or retained by the Seller or its Affiliates pursuant to the Employee Matters Addendum;

(v) all Liabilities related to the Transferred Assets accruing prior to the Closing relating in any way to the environment, natural resources, or arising under Environmental Laws in connection with the ownership or operation of the Business (including the Transferred Assets), including those related to (A) the Release of a Hazardous Material generated by the Business, or (B) any non-compliance with or violation of any Environmental Law or (C) relating in any way to human health and safety in respect of Hazardous Materials;

(vi) all Liabilities for legal, accounting, audit and investment banking fees, brokerage commissions and any other like expense incurred by Seller or its Affiliates in connection with the negotiation and preparation of this Agreement and the Transactions;

(vii) all Liabilities accruing at any time relating to the use, application, malfunction, design, operation, performance or suitability of any product of the Business manufactured, sold or distributed prior to the Closing, or service of the Business rendered prior to the Closing;

(viii) all Liabilities for payments due under the Assumed Contracts prior to the Closing; and

(ix) any Liability for any intercompany accounts payable, all of which intercompany accounts payable shall be extinguished at or prior to the Closing.

Section 2.02 Assignment of Certain Transferred Assets.

(a) Notwithstanding any other provision of this Agreement to the contrary, to the extent that: (i) the assignment or transfer (or attempted assignment or transfer) to Buyer of any Acquired Asset would require the Consent of any Person (other than a Party or a Party’s Affiliates) (each, a “Required Approval”) pursuant to the terms applicable to such Acquired Asset or applicable Law, and such Required Approval shall not have been obtained at the Effective Time; or (ii) if an attempted transfer or assignment of an Acquired Asset would be ineffective or a violation of Law or Contract or would adversely affect the rights of Buyer (as assignee of Seller) thereto or thereunder so that Buyer would not in fact receive all such rights (each such Acquired Asset referenced in clause (i) or (ii) above, a “Non-Transferred Asset”), this Agreement shall not constitute an assignment or transfer (or an attempted assignment or transfer) of such Non-Transferred Asset at the Effective Time.

(b) With respect to any Non-Transferred Asset, Seller and Buyer will, subject to Section 6.04, and for a period not to exceed eighteen (18) months following the Closing Date (but, as to any particular Non-Transferred Asset, for a period not longer than the current term thereof), cooperate in a mutually agreeable arrangement under which Buyer would, in compliance with Law, obtain the benefits and assume the obligations and bear the economic burdens associated with such Non-Transferred Asset in accordance with this Agreement, including through subcontracting, sublicensing or subleasing to Buyer, or under an arrangement in which Seller would enforce for the benefit (and at the expense) of Buyer any and all of their rights against a third party (including any Government Authority) associated with such Non-Transferred Asset, or Buyer and Seller would provide necessary and appropriate access to Transferred Assets or Excluded Assets, as applicable (collectively, “Third Party Rights”). In connection with any Third Party Rights Seller would promptly pay to Buyer when received all monies received by them under any such Non-Transferred Asset, less any actual out-of-pocket costs or expenses incurred by Seller as a result of receiving such monies. Notwithstanding the foregoing, Seller shall not be obligated to incur any costs, fees or other expenses or obligations in connection with providing to Buyer such Third Party Rights unless Buyer has agreed in writing to reimburse Seller for such costs, fees, expenses or obligations.

(c) Except as otherwise agreed upon in another Transaction Agreement with respect to any specific Required Approvals, from and after the Closing, each of Buyer and Seller shall use its commercially reasonable efforts and cooperate in good faith (including executing any necessary documents) to obtain as promptly as practicable each Required Approval required with respect to the Non-Transferred Assets; provided that the Seller shall not be required to pay or otherwise provide any consideration to, or incur any Liability to, any other Person in connection with such activities.

(d) Once a Required Approval is obtained, the applicable Non-Transferred Asset shall be deemed to have been automatically assigned and/or transferred to the Buyer on the terms set forth in this Agreement (and/or on the terms set forth in the applicable Transaction Agreement or any other novation or assignment instrument for any Non-Transferred Asset) with respect to the other Non-Transferred Asset, transferred and assumed at the Effective Time, and, without limiting the generality of the foregoing, the obligations and Liabilities of the Seller under such Non-Transferred Asset shall be deemed to be Assumed Liabilities, and the rights of the Seller under such Non-Transferred Asset shall be deemed to be a Transferred Asset.

(e) Insofar as any term in this Section 2.02 conflicts with the terms of Section 7.09 related to the assignment of certain Contracts with the U.S. Government, the terms of Section 7.09 shall apply.

Section 2.03 Closing. The closing of the Transactions contemplated hereby (the “Closing”) shall take place at the offices of Jones Day, 1221 Peachtree Street N.E., Suite 400, Atlanta, Georgia 30361, at the Effective Time, virtually and through the mutual exchange via e-mail or other electronic means of executed documents and signature pages, on the date that is two (2) Business Days after the satisfaction or written waiver (to the extent permitted by applicable Law) of the Closing Conditions in accordance with Article X (other than those Closing Conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those Closing Conditions at such time), or on such other date or at such other time or place as the Parties may agree in writing; provided, however, that, in no event shall the Closing occur less than fourteen (14) calendar days after the Agreement Date or more than twenty-eight (28) calendar days after the Agreement Date, in each case unless otherwise agreed between the Parties. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. For all purposes under this Agreement and each other Transaction Agreement, all matters at the Closing will be considered to take place simultaneously and the Closing shall be deemed effective as of the Effective Time.

Article III

PURCHASE PRICE; CLOSING deliverables

Section 3.01 Purchase Price. The aggregate amount of consideration to be paid by Buyer to Seller for the sale of the Transferred Assets and the obligations set forth in this Agreement (the “Purchase Price”), subject to the terms of this Agreement, shall consist of (a) an amount in cash equal to Fifteen Million Dollars ($15,000,000) (the “Base Purchase Price”), plus (b) the issuance to Seller or its designee of the Share Consideration and plus (c) the assumption of the Assumed Liabilities.

Section 3.02 Payments at Closing. At the Closing, Buyer shall (a) pay to Seller, by wire transfer of immediately available funds to the Seller Account, the Base Purchase Price (as adjusted as set forth in the definition of Share Consideration, if applicable) and (b) issue to Seller or its designee the Share Consideration, free and clear of all Liens other than any such Liens arising pursuant to securities Laws (collectively, the “Closing Payment”).

Section 3.03 Certain Closing Deliverables. At or prior to the Closing:

(a) Seller shall deliver or cause to be delivered to Buyer:

(i) a patent assignment, in form reasonably acceptable to Buyer and duly executed by Seller or its applicable Affiliates, assigning to Buyer the Patents set forth on Schedule A-1(a);

(ii) a receipt for the Closing Payment, duly executed by Seller;

(iii) counterparts of the Seller Transaction Agreements (including, but not limited to, those Transaction Agreements set forth in Section 6.05 hereto), duly executed by the Seller or its Affiliates, as applicable;

(iv) a valid IRS Form W-9, duly executed by Seller;

(v) a certificate of good standing for Seller issued by the Secretary of State of the State of New York, dated within at least ten (10) calendar days prior to the Closing Date; and

(vi) the certificate referenced in Section 10.02(a).

(b) Buyer shall deliver or cause to be delivered to Seller:

(i) the cash portion of the Closing Payment, by wire transfer of immediately available funds, to the Seller Account;

(ii) evidence reasonably acceptable to Buyer that the Share Consideration has been issued to Seller as required hereunder;

(iii) counterparts of the Buyer Transaction Agreements (including, but not limited to those Transaction Agreements set forth in Section 6.05 hereto), duly executed by Buyer;

(iv) a certificate executed by the an officer of Buyer certifying, as of the Closing Date, a true and complete copy of the resolutions of the board of directors of Buyer authorizing the execution, delivery and performance of this Agreement and each Transaction Agreement to which it is or is contemplated to be a party, and the consummation of all Transactions contemplated hereby and thereby;

(v) a certificate of good standing for Buyer issued by the Secretary of State of the State of Delaware, dated within at least ten (10) calendar days prior to the Closing Date; and

(vi) the certificate referenced in Section 10.01(a).

Section 3.04 Allocation of the Purchase Price. To the extent required under applicable Law, Buyer and Seller agree to allocate the Purchase Price (together with all other capitalized costs and any liabilities treated as assumed) among the Transferred Assets in accordance with Section 1060 of the Code and Treasury Regulations promulgated thereunder (and any similar provision of state, local, or non-U.S. law, as appropriate). Seller shall in good faith prepare and deliver such allocation to Buyer within sixty (60) days after the Closing Date for Buyer’s review and comment (the “Allocation Schedule”). If Buyer objects to one or more items reflected in the Allocation Schedule, Buyer must provide a written notice of such objection to Seller and specify the reasonable basis for such objection within thirty (30) days after delivery to Buyer of the Allocation Schedule (“Buyer’s Allocation Notice”). In the case of such an objection, Seller and Buyer shall negotiate in good faith to resolve any disputed items. Notwithstanding any other provision in this Agreement to the contrary, if Seller and Buyer are unable to resolve any such dispute within the thirty (30)-day period following the delivery of Buyer’s Allocation Notice, then Seller and Buyer shall each be entitled to use its own allocation with respect to the items in dispute; provided that Seller and Buyer shall each be bound by any item on the Allocation Schedule not in dispute (such undisputed items, “Agreed Items”). The Allocation Schedule, as prepared by Seller if no Buyer’s Allocation Notice has been given, as adjusted pursuant to any agreement between Seller and Buyer, or with respect to Agreed Items (the “Allocation”) shall be conclusive and binding on the parties hereto. The Allocation shall be adjusted, as necessary, to reflect any subsequent adjustments to the Purchase Price and any other amounts treated as consideration for U.S. income Tax purposes. Seller and Buyer and their respective Affiliates shall report, act and file Tax Returns (including, but not limited to IRS Form 8594) in all respects and for all purposes consistent with the Allocation. Buyer shall timely and properly prepare, execute, file and deliver all such documents, forms and other information as Seller may reasonably request in preparing the Allocation Schedule. Neither Seller nor Buyer shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with the Allocation unless required to do so by applicable Law. Notwithstanding any other provision of this Agreement, the terms and provisions of this Section 3.04 shall survive the Closing indefinitely.

Article IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer that, as of the Agreement Date and as of the Closing Date (except that representations and warranties which address matters as of or for a particular date or time period shall remain so true and correct only as of such date or for such period of time), except as set forth in the Disclosure Schedules:

Section 4.01 Incorporation and Authority of Seller; Enforceability. Seller is a corporation duly incorporated, validly existing and in good standing under the Laws of State of New York. Seller has the corporate power and authority to operate the Business as now conducted and is duly qualified as a foreign corporation to do business, and, to the extent legally applicable, in good standing, in each jurisdiction in which the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary, except for jurisdictions in which the failure to be so qualified or in good standing would not materially impair or delay the ability of Seller to consummate the Seller Transactions or otherwise perform its obligations under the Seller Transaction Agreements. Seller has the requisite corporate power and authority to execute, deliver and perform its obligations under the Seller Transaction Agreements (including the consummation of the Seller Transactions). The execution, delivery and performance by Seller of the Seller Transaction Agreements have been duly authorized by all requisite corporate action on the part of Seller. This Agreement has been, and upon execution and delivery thereof, the other Seller Transaction Agreements will be, duly executed and delivered by Seller, and (assuming due authorization, execution and delivery thereof by the other parties hereto and thereto) this Agreement constitutes, and upon execution and delivery thereof, the other Seller Transaction Agreements will constitute, legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, subject to the Bankruptcy and Equity Exception.

Section 4.02 No Conflict. Provided that all Consents and other actions listed on Schedule 4.03 have been obtained or taken, except as otherwise provided in this Article IV and except (a) as may result from any facts or circumstances relating to Buyer or its Affiliates or (b) in the case of clauses (ii) and (iii) below, for any such conflicts, violations, breaches, defaults, rights or Liens as would not reasonably be expected to have a Material Adverse Effect and would not materially impair or delay the ability of Seller to consummate the Seller Transactions or otherwise perform its obligations under the Seller Transaction Agreements, the execution, delivery and performance by Seller of the Seller Transaction Agreements do not and will not:

(i) violate or conflict with the certificate or articles of incorporation or bylaws or similar organizational documents of Seller;

(ii) conflict with or violate any Law or Order applicable to Seller or the Business; or

(iii) result in any breach of, or constitute a default under, or give to any Person any right to terminate, amend, accelerate or cancel, or result in the creation of any Lien (other than a Permitted Lien) on any Transferred Asset pursuant to, any Contract, permit, franchise or other material instrument by which the Transferred Assets are bound.

Section 4.03 Consents and Approvals. The execution, delivery and performance by Seller of the Seller Transaction Agreements do not and will not require any Consent, waiver or other action by, or any filing with or notification to, any Government Authority by or with respect to Seller, except (a) where the failure to obtain such Consent or waiver, or to take such action or make such filing or notification would not reasonably be expected to have a Material Adverse Effect and would not materially impair or delay the ability of Seller to consummate the Seller Transactions or otherwise perform its obligations under the Seller Transaction Agreements, (b) as may be necessary as a result of any facts or circumstances relating to Buyer or Buyer’s Affiliates and (c) for the Consents listed on Schedule 4.03.

Section 4.04 Absence of Undisclosed Liabilities. The Business is subject to no Liabilities that would reasonably be expected to have a Material Adverse Effect.

Section 4.05 Absence of Certain Changes or Events. Except as contemplated by the Transaction Agreements or in connection with the preparation for or the consummation of the Transactions, since January 1, 2022 through the Agreement Date:

(a) Seller has conducted the Business in all material respects in the Ordinary Course of Business, and, as of the Agreement Date, there has not been any Material Adverse Effect or any event that would materially impair or delay the ability of Seller to consummate the Seller Transactions or otherwise perform its obligations under the Seller Transaction Agreements; and

(b) there has not been any action or event that would have required Buyer’s Consent pursuant to Section 6.01 had such action or event occurred after the Agreement Date.

Section 4.06 Absence of Litigation. As of the Agreement Date, no Actions are pending or, to the Knowledge of Seller, threatened in writing against the Business that, if decided adversely, would reasonably be expected to have a Material Adverse Effect or would prevent or impair or delay in any material respect the ability of Seller to consummate the Seller Transactions.

Section 4.07 Compliance with Laws; Permits.

(a) The Business is not violating any Laws or Orders applicable to the conduct of the Business, except for violations the existence of which would not reasonably be expected to have a Material Adverse Effect.

(b) No material Action relating to the Business has been commenced by Seller (with respect to the Business, the Transferred Assets or the Assumed Liabilities), which has not heretofore been resolved and for which there is no remaining liability to Seller. Seller (with respect to the Business, the Transferred Assets and/or the Assumed Liabilities) is not subject to any material Order.

(c) Since January 1, 2022, neither Seller nor, to the Knowledge of Seller, any director, officer, employee, independent contractor or other Person acting on behalf of Seller (with respect to the Business, the Transferred Assets or the Assumed Liabilities), has directly or indirectly made any unlawful contribution, gift, bribe, rebate, payoff, influence payment, kickback or other unlawful payment that would constitute a violation of any Anti-Corruption Law that applies to Seller and for which jurisdiction against Seller could be appropriately obtained, in each case except as would not be expected to have a Material Adverse Effect.

(d) Since January 1, 2022, Seller, with respect to the Business, the Transferred Assets and/or the Assumed Liabilities, except as would not be expected to have a Material Adverse Effect, has conducted all transactions in accordance with applicable provisions of Ex-Im Laws and Sanctions Laws, including the Export Administration Regulations, the International Traffic in Arms Regulations, and the executive orders and regulations administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”). Since January 1, 2022, neither Seller nor, to the Knowledge of Seller, any directors, officers, or employees, acting on behalf of Seller in respect of the Business, the Transferred Assets and/or the Assumed Liabilities: (i) is a Person with whom transactions are prohibited under any U.S. Sanctions Laws, including those administered by OFAC; (ii) has directly or indirectly transacted business with or transferred any payments or proceeds to or for the benefit of a Restricted Person on behalf or for the benefit of Seller in violation of Sanctions Laws; (iii) is organized or ordinarily resident in a Sanctioned Country in violation of Sanctions Laws; (iv) has engaged in any dealings or transactions in any Sanctioned Country in violation of Sanctions Laws on behalf or for the benefit of Seller; or (v) has engaged in any other conduct constituting a violation of Sanctions Laws, anti-boycott Laws, or Ex-Im Laws, in each case, related to the Business, the Transferred Assets and/or the Assumed Liabilities, except as would not be expected to have a Material Adverse Effect.

(e) Seller owns or possesses all Permits that are necessary or required to own and operate the Transferred Assets and to conduct the Business as presently conducted, except where the failure to obtain, own, or possess any such Authorization would not be material to the Business taken as a whole, all of which are set forth on Schedule 4.07(e). All such Permits are valid and in full force and effect. All payable fees and charges with respect to such Permits have been paid in full.

(f) Seller (with respect to the Business, the Transferred Assets and/or the Assumed Liabilities) is in compliance in all material respects with the terms and conditions of all such Permits set forth on Schedule 4.07(e).

Section 4.08 Intellectual Property.

(a) The Seller or an Affiliate of Seller is the sole and exclusive owner, free and clear of all Liens, other than Permitted Liens, of each item of Business Intellectual Property. The Business Intellectual Property, together with the Intellectual Property made available to Buyer pursuant to the Transaction Agreements, constitutes all of the Intellectual Property that is both Related to the Business and necessary for the continued conduct of the Business after the Closing in substantially the same manner as conducted immediately before the Closing.

(b) Schedule 4.08(b) sets forth a true and complete list, as of the Agreement Date, of all Business Intellectual Property that is Registered (collectively, “Registered IP”).

(c) Each item of material Registered IP is subsisting and, to the Knowledge of Seller, enforceable and valid (or in the case of applications, applied for), and all registration, maintenance and renewal fees currently due in connection with such material Registered IP have been paid and all documents, recordations and certificates in connection with such material Registered IP currently required to be filed have been filed with the relevant patent, copyright, trademark or other Government Authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting and maintaining such Registered IP and evidencing or recording the Seller’s ownership interests therein.

(d) All Registered IP developed by current and former employees, consultants and independent contractors of the Seller has either (i) been assigned to the Seller under effective proprietary information and invention disclosure and assignment agreements signed by such employee, consultant or independent contractor or (ii) is owned by the Seller by virtue of applicable Law.

(e) To the Knowledge of Seller, as of the Agreement Date, the operation of the Business, including the use of the Business Intellectual Property in connection therewith, does not, in any respect, infringe upon or misappropriate in any material respect the Intellectual Property of any third party that is valid, enforceable and unexpired.

(f) As of the Agreement Date, there are no Actions pending or, to the Knowledge of Seller, threatened in writing against Seller or any of its Affiliates alleging that the operation of the Business infringes upon or misappropriates any Intellectual Property of any third party which, if proven or established, would reasonably be expected to have a Material Adverse Effect.

(g) To the Knowledge of Seller, as of the Agreement Date, no Person is engaging in any activity that infringes upon the Business Intellectual Property.

(h) Seller has taken commercially reasonable measures to protect the confidentiality of the material Know-How included in the Business Intellectual Property.

(i) Seller has taken commercially reasonable measures to protect the confidentiality of all source code of any material Software included among the Business Intellectual Property and has not granted any licenses to such source code to any third party, or deposited such source code in an escrow account with a third party escrow agent.

(j) To the Knowledge of Seller, none of the material Software included among the Business Intellectual Property incorporates, is combined with or distributed with any open source, community source, shareware, freeware or other code in a manner that would require Seller to (i) disclose or distribute source code for any such Software, (ii) license such Software for the purpose of making derivative works, (iii) grant to any Person any rights or immunities under any Intellectual Property owned by or exclusively licensed to Seller or (iv) distribute such Software at no charge or minimal charge. Further, to the Knowledge of Seller, all such Software (i) is free of any bug, defect or error (including any bug, defect or error relating to or resulting from the display, manipulation, processing, storage, transmission or use of data) that materially affects the use, functionality or performance of such Software; and (ii) materially complies with any applicable warranty or other contractual commitment made by Seller to third parties relating to the use, functionality or performance of such Software.

(k) Notwithstanding anything in this Agreement to the contrary, the representations and warranties made by Seller in this Section 4.08 are the sole and exclusive representations and warranties made regarding Intellectual Property, including regarding the Business Intellectual Property.

Section 4.09 Environmental Matters.

(a) Except as would not have a Material Adverse Effect:

(i) the research and development operations of the Business are currently and, since January 1, 2020, have been in compliance with all Environmental Laws and Product Stewardship Laws;

(ii) as of the Agreement Date, there are no Actions pending or, to the Knowledge of Seller, threatened in writing, against the Business alleging that the Business is violating Environmental Law or Product Stewardship Law;

(iii) since January 1, 2020, Seller has obtained and is in material compliance with all Environmental Permits necessary for ownership and operation of the Business and the Transferred Assets; and

(iv) each of the Environmental Permits for the Business that relate in any way to a Transferred Asset is maintained in full force by Seller, shall continue to be maintained in full force by Seller through the Closing.

(b) There has been no unpermitted Release of Hazardous Materials with respect to the Business or the Transferred Assets that has resulted or, to the Knowledge of Seller, will result in an Environmental Condition.

(d) The Business has not manufactured, used in its manufacturing process, or otherwise handled, possessed or sold any PFAS.

(e) No condition exists with respect to the Business that, as of the Closing Date, constitutes a violation of an Environmental Law or a Product Stewardship Law, except for any such conditions that would not have a Material Adverse Effect.

(f) Notwithstanding anything in this Agreement to the contrary, the representations and warranties made by Seller in this Section 4.09 are the sole and exclusive representations and warranties made regarding environmental, health or safety matters, natural resources, Environmental Laws, Environmental Permits or Hazardous Materials.

Section 4.10 Contracts.

(a) Seller has made available to Buyer true and complete copies of each Material Contract.

(b) Each Material Contract is a legal, valid and binding obligation of Seller and, to the Knowledge of Seller, each other party to such Material Contract, and is enforceable against Seller (with respect to the Business) and, to the Knowledge of Seller, each other party to such Material Contract in accordance with its terms, subject, in each case, to the Bankruptcy and Equity Exception. Neither Seller nor, to the Knowledge of Seller, any other party to a Material Contract is in default under or in breach of any material provision of any Material Contract.

(c) No event or circumstance has occurred with respect to Seller (or, to the Knowledge of Seller, with respect to any other party to a Material Contract) that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof.

Section 4.11 Employment and Employee Benefits Matters.

(a) Seller has provided to Buyer a true and accurate anonymized list as of the Agreement Date of the Business Employees, identifying, in each case where permitted by applicable Law, job title, job location, base salary or hourly wage rate (including, where applicable, current bonus opportunity), date of hire, employing entity, and whether any such individual is on a leave of absence as of the Agreement Date (and if so, the date the leave of absence began and is anticipated to end (if known)).

(b) Schedule 4.11(b) lists, as of the Agreement Date, (i) each Employee Plan sponsored or maintained by Seller or any of its Affiliates that is Related to the Business Employees and their spouses and eligible dependents or beneficiaries and that are not Parent Plans (“Business Plans”) and (ii) all other Employee Plans which are sponsored or maintained by Seller or any of its Affiliates in which Business Employees participate (“Parent Plans”), and separately identifies whether each Employee Plan is a Business Plan or a Parent Plan. Seller has previously made available to Buyer a true and accurate list as of the Agreement Date of all individual employment, retention, termination, severance or other similar agreements, in each case pursuant to which Seller or any of its Affiliates currently has any obligation with respect to any Business Employee (“Employee Agreements”). Seller has previously made available to Buyer a true and complete form or description of each material Business Plan and a form of each Employee Agreement.

(c) No Business Plan is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA).

(d) Each Business Plan and Parent Plan that is a retirement plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or is entitled to rely on an opinion letter, from the IRS that it is so qualified, except for non-compliance that would not reasonably be expected to adversely affect such qualification or result in a material Liability.

(e) With respect to each Business Plan and Parent Plan, except as would reasonably be expected to not have a Material Adverse Effect, neither Seller nor any of its Affiliates (i) is currently liable for any Tax arising under Section 4971, 4972, 4975, 4979, 4980 or 4980B of the Code, (ii) has incurred any Liability under or arising out of Title IV of ERISA that has not been satisfied in full (other than any Liability for premiums to the Pension Benefit Guaranty Corporation arising in the Ordinary Course of Business all of which have been timely paid), or (iii) has been required to post any security under ERISA or Section 401(a)(29) of the Code, and no fact or event exists that would reasonably be expected to give rise to any requirement to post any such security.

(f) Each Business Plan has been operated in accordance with its terms and the requirements of all applicable Laws, except where the failure to be so operated would not reasonably be expected to have a Material Adverse Effect.

(g) As of the Agreement Date, no material Actions are pending or, to the Knowledge of Seller, threatened in writing in connection with any Business Plan or Parent Plan that would reasonably be expected to have a Material Adverse Effect.

(h) With respect to each Business Plan and Parent Plan, all material contributions, premiums or payments required to be made have been made with respect to Business Employees on or before their due dates (including permissible extensions) or have been properly accrued, except as would not reasonably be expected to have a Material Adverse Effect.

(i) Neither Seller nor any of its Affiliates is a party to any collective bargaining agreement applicable to the Business Employees. As of the Agreement Date, to the Knowledge of Seller, there are no union organizing campaigns, petitions or other material unionization activities seeking recognition as the representative of a bargaining of Business Employees, and no material unfair labor practice charges or other complaints or union representation questions are before the National Labor Relations Board or other labor board or Government Authority that, in either case, would reasonably be expected to have a Material Adverse Effect. No material strikes, slowdowns or other concerted work stoppages are pending or, to the Knowledge of Seller, threatened with respect to the Business Employees, and no such strike, slowdown or other concerted work stoppage has occurred within the two (2) years immediately preceding the Agreement Date.

(j) With respect to the Business Employees, the Business is in compliance in all material respects with all applicable Laws relating to the employment of the Business Employees and has paid in full in all respects all wages, salaries, commissions, bonuses, other compensation and benefits and all levies, assessments, contributions and payments to third parties due to or on behalf of the Business Employees and has provided the Business Employees with any legally required leaves of absence, except as would not reasonably be expected to have a Material Adverse Effect. To the Knowledge of Seller, the Business is not subject to any pending investigation from any labor inspection or similar Government Authority, there are no charges or complaints filed by any Business Employees currently pending with any Government Authority, and no litigation is currently pending or, to the Knowledge of Seller, threatened against the Business with respect to Business Employees, in each case that would reasonably be expected to have a Material Adverse Effect. No obligations to comply with any Order in respect of any Business Employees are in place, outstanding or unsatisfied that would reasonably be expected to have a Material Adverse Effect.

(k) Notwithstanding anything in this Agreement to the contrary, the representations and warranties made by Seller in this Section 4.11 are the sole and exclusive representations and warranties made regarding employees, Business Employees, Business Plans, Parent Plans or other employment or employee benefits matters.

Section 4.12 Taxes.

(a) Seller has filed all material Tax Returns required to be filed (taking into account requests for extensions to file such returns) and related to the Business or the Transferred Assets, and all material Taxes due and owing with respect to the Business and the Transferred Assets (whether or not shown as due on such Tax Returns) have been paid.

(b) All material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party in connection with the Business and the Transferred Assets have been withheld and paid.

(c) No material Tax Return filed by Seller that is related to the Business or the Transferred Assets is under current examination by any Taxing Authority and no material deficiencies for any Taxes payable by Seller that are related to the Business or the Transferred Assets have been proposed, asserted, assessed in writing or to the Knowledge of Seller, threatened by a Taxing Authority, that are still pending, in each case, other than as a result of Seller being a member of any affiliated, consolidated, combined, aggregate, or unitary Tax group.

(d) No extensions of the period for assessment of any material Taxes payable by Seller that are Related to the Business or Transferred Assets are in effect, other than as a result of Seller being a member of any affiliated consolidated, combined, aggregate or unitary Tax group.

(e) There are no Liens for Taxes on the Transferred Assets other than Permitted Liens.

(f) Notwithstanding anything in this Agreement to the contrary, the representations and warranties made by Seller in this Section 4.11(a) are the sole and exclusive representations and warranties made regarding Taxes or other Tax matters.

Section 4.13 Title to Assets; Condition and Sufficiency of Assets.

(a) Seller has good and valid title to, or a valid leasehold interest in (as applicable), all of the Transferred Assets, free and clear of all Liens other than Permitted Liens.

(b) Except as set forth on Schedule 4.13(b), the tangible Transferred Assets (along with the services, licenses and other items, as applicable, to be provided under the Transition Services Agreement, Engineering Services Agreement, Sublease, DMLM Product Support Agreement, Cross License, Preferred Provider Agreement and Pre-Novation Subcontract Agreement) are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted immediately before the Closing.

Section 4.14 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Seller or any of its Affiliates in connection with any Transaction based upon arrangements made by or on behalf of Seller. Seller will be solely responsible for any fees and expenses payable to any Person described in the preceding sentence in connection with the Transactions.

Section 4.15 Insurance. Schedule 4.15 provides a summary of all Insurance Policies maintained for, at the expense of, or for the benefit of the Business as of the Agreement Date. Each such Insurance Policy is in full force and effect and all premiums due to date thereunder have been paid in full. No written notice of cancellation or nonrenewal, in whole or in part, with respect to any such Insurance Policy currently in force, has been received by Seller as of the Agreement Date.

Article V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller that, as of the Agreement Date and as of the Closing Date (except that representations and warranties which address matters as of or for a particular date or time period shall remain so true and correct only as of such date or for such period of time):

Section 5.01 Incorporation and Authority. Buyer is a corporation duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has the requisite corporate or organizational power to execute, deliver and perform its obligations under the Buyer Transaction Agreements (including the consummation of the Buyer Transactions). The execution, delivery and performance of the Buyer Transaction Agreements by Buyer (including the issuance of the Shares) have been duly authorized by all requisite corporate or organizational action on the part of Buyer (“Buyer Approval”), and no shareholder or other similar approval is required in connection with Buyer’s execution, delivery and performance of the Buyer Transaction Agreements. This Agreement has been, and upon execution and delivery thereof, the other Buyer Transaction Agreements will be, duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and upon execution and delivery thereof, the other Buyer Transaction Agreements will constitute, legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms, subject to the Bankruptcy and Equity Exception.

Section 5.02 No Conflict. Provided that all Consents and other actions listed on Schedule 5.03 have been obtained or taken, except (a) as may result from any facts or circumstances relating to Seller or its Affiliates or (b) in the case of clauses (ii) and (iii) below, any such conflicts, violations, breaches, defaults, rights or Liens as would not materially impair or delay the ability of Buyer to consummate the Buyer Transactions or otherwise perform its obligations under the Buyer Transaction Agreements, the execution, delivery and performance by Buyer of the Buyer Transaction Agreements do not and will not:

(i) violate or conflict with the certificate or articles of incorporation or bylaws or similar organizational documents of Buyer;

(ii) conflict with or violate any Law or Order applicable to Buyer;

(iii) result in any breach of, or constitute a default under, or give to any Person any right to terminate, amend, accelerate or cancel, or result in the creation of any Lien (other than a Permitted Lien) on any assets or properties of Buyer pursuant to, any Contract, Permit or other material instrument to which Buyer or any of its Affiliates is a party or by which any of such assets or properties is bound.

Section 5.03 Consents and Approvals. The execution, delivery and performance by Buyer of the Buyer Transaction Agreements do not and will not require any Consent, waiver or other action by, or any filing with or notification to, any Government Authority, except (a) where the failure to obtain such Consent or waiver, to take such action, or to make such filing or notification, would not materially impair or delay the ability of Buyer to consummate the Buyer Transactions or otherwise perform its obligations under the Buyer Transaction Agreements, (b) as may be necessary as a result of any facts or circumstances relating to Seller or its Affiliates or (c) for the Consents listed on Schedule 5.03.

Section 5.04 Absence of Restraints; Compliance with Laws; Litigation.

(a) To the knowledge of Buyer, no facts or circumstances exist that would reasonably be expected to impair or delay the ability of Buyer to consummate the Buyer Transactions or otherwise perform its obligations under the Transaction Agreements.

(b) Buyer is not in violation of any Laws or Orders applicable to the conduct of its business, except for violations the existence of which would not reasonably be expected to impair or delay the ability of Buyer to consummate the Transactions or otherwise perform its obligations under the Transaction Agreements.

(c) As of the Agreement Date, no Actions are pending, or to Buyer’s knowledge, threatened in writing, by or against Buyer, which would materially alter the legality, validity or enforceability of any Buyer Transaction Agreement or materially delay the consummation of the Buyer Transactions.

Section 5.05 Financial Ability. Buyer has, and will have at the Closing, (a) sufficient immediately available funds and the financial ability to pay the Purchase Price and to pay any expenses incurred by Buyer in connection therewith and (b) the resources and capabilities (financial and otherwise) to perform its obligations under the Transaction Agreements and in each case to pay any expenses incurred by Buyer in connection therewith. Buyer has not incurred, and is not contemplating or aware of, any obligation, commitment, restriction or other Liability of any kind, in each case that would materially impair or adversely affect such resources, funds or capabilities.

Section 5.06 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Buyer or any of its Affiliates in connection with any Transaction based upon arrangements made by or on behalf of Buyer. Buyer will be solely responsible for any fees and expenses payable to any Person described in the preceding sentence in connection with the Transactions.

Section 5.07 Solvency. Assuming the Seller’s representations and warranties set forth in Article IV are true and correct and that Seller has materially complied with its obligations under Section 6.01, immediately after giving effect to the consummation of the Transactions (including any financings being entered into in connection therewith):

(a) the fair saleable value (determined on a going concern basis) of the assets of Buyer and its Subsidiaries will be greater than the total amount of their Liabilities;

(b) Buyer and its Subsidiaries will be solvent and able to pay their respective debts and obligations in the ordinary course of business as they become due;

(c) no transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of any of Buyer and its Subsidiaries in connection with the Transactions; and

(d) Buyer and its Subsidiaries will have adequate capital to carry on their respective businesses and all businesses in which they are about to engage (including the Business) from and after Closing.

Section 5.08 Certain Matters as to Buyer. Buyer’s funds are derived from legitimate business activities. Buyer is not a Prohibited Person with whom Seller is prohibited from engaging in any Transaction due to any Sanctions Laws or violations thereof.

Article VI

ADDITIONAL AGREEMENTS

Section 6.01 Conduct of Business Before the Closing. Except as required by applicable Law or as otherwise as explicitly contemplated by the provisions of the Transaction Agreements, and except for matters identified on Schedule 6.01, during the Pre-Closing Period unless Buyer otherwise Consents in advance in writing (which Consent shall not be unreasonably withheld, conditioned or delayed), Seller will, and will cause its Affiliates to, use commercially reasonable efforts to (a) conduct the Business in the Ordinary Course of Business in all material respects, and (b) preserve intact in all material respects the business organization of the Business and preserve intact in all material respects its current business relationships with material customers and (c) not do any of the following solely with respect to the Business:

(i) grant any Lien, other than a Permitted Lien, on any material Transferred Assets (whether tangible or intangible), other than granting or suffering to exist a Permitted Lien on any material Transferred Assets;

(ii) incur any Debt on behalf of the Business or assume, grant, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person on behalf of the Business, or make any loans or advances on behalf of the Business (in each case, other than (i) in the Ordinary Course of Business or (ii) pursuant to intercompany borrowing arrangements that will be settled or repaid in full, or canceled or terminated, at or before Closing);

(iii) sell, transfer, lease, sublease or otherwise dispose of any Transferred Assets (other than those that are scrap, obsolete, or otherwise unusable in the Business) having a value equal to or in excess of One Hundred Thousand Dollars ($100,000);

(iv) grant or announce any material increase in the salaries, bonuses or other benefits payable by Seller or any Affiliate to any of the Business Employees, other than as required by Law, pursuant to any plans, programs or agreements existing on the Agreement Date (including the Employee Plans and Employee Arrangements) or other than in the Ordinary Course of Business;

(v) hire or terminate or enter into any agreements to hire or terminate (other than for cause) any Business Employee or any prospective Business Employee who has an annual base salary or wage rate in excess of One Hundred Thousand Dollars ($100,000), except for hiring to fill any position vacancies that exist as of the Agreement Date or to replace Business Employees who terminate prior to Closing;

(vi) other than in the Ordinary Course of Business, take any material adverse employment action against any Business Employee;

(vii) deny any legally mandated leave of absence to any Business Employee or approve, other than in the Ordinary Course of Business, any discretionary leaves of absence of any Business Employee that would extend beyond the Closing Date;

(viii) enter into any settlement or release with respect to any material Action applicable to the Business other than (A) any settlement or release that contemplates only the payment of money without ongoing limits on the conduct or operation of the Business and results in a full release of such claim or (B) any settlement or release in the Ordinary Course of Business;

(ix) other than in the Ordinary Course of Business, enter into any material transactions, Contracts or understandings with Affiliates that would be binding on the Business after the Closing;

(x) enter into or terminate any Material Contract, or materially amend any Material Contract in a manner inconsistent with the Ordinary Course of Business as applicable to any such Material Contract; or

(xi) agree or commit to take any of the actions specified in this Section 6.01.

Section 6.02 Access to Information.

(a) During the Pre-Closing Period, upon reasonable prior notice, Seller shall (i) afford the Representatives of Buyer reasonable access, during normal business hours, to the properties, books and records of the Business and (ii) furnish to the Representatives of Buyer such additional financial and operating data and other information regarding the Business as Buyer or its Representatives may from time to time reasonably request for purposes of consummating the Transactions and preparing to operate the Business following the Closing. Such investigation shall not unreasonably interfere with any of the businesses, personnel or operations of Seller or any of its Affiliates or the Business.

(b) Notwithstanding anything in this Agreement to the contrary,

(i) in no event shall Seller or its Affiliates be obligated to provide any (A) access or information in violation of any applicable Law, (B) information with respect to bids, the identity of any bidder, confidentiality or non-disclosure agreements, letters of intent, expressions of interest or other proposals received in connection with transactions comparable to those contemplated by this Agreement or any information or analysis relating to any such communications, (C) information the disclosure of which would jeopardize any applicable privilege (including the attorney-client privilege) available to Seller or any of its Affiliates relating to such information, (D) information the disclosure of which would cause Seller or any of its Affiliates to breach a confidentiality obligation to which they are bound or (E) any Tax Return of Seller or its Affiliates. With respect to clauses (A) through (E), Seller shall give notice to Buyer of the fact that such documents or information are being withheld and thereafter Seller shall use commercially reasonable efforts, if requested by Buyer and at Buyer’s sole cost and expense, to cause such documents or information, as applicable, to be made available in a manner that would not reasonably be expected to cause such risk of Liability, violation, other disclosure or waiver.

(ii) the auditors and accountants of Seller or its Affiliates shall not be obligated to make any work papers available to any Person except in accordance with such auditors’ and accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants;

(iii) Buyer shall not conduct, without the prior written Consent of Seller, which Seller may withhold for any reason, any environmental investigation at any property affiliated with the Business, Seller or any of its Affiliates, including any sampling, testing or other intrusive indoor or outdoor investigation of air, surface water, groundwater, soil, building material or anything else at or in connection with any property associated or affiliated in any way with the Business, Seller or any of its Affiliates;

(iv) before the Closing, without the prior written Consent of Seller, which Seller may withhold for any reason, neither Buyer nor any of its Representatives shall contact any employees of, suppliers to, or customers of the Business in connection with or with respect to this Agreement, any other Transaction Agreement or any Transaction, or to otherwise discuss the business or operations of the Business;

(v) Seller shall not be required, before the Closing, to disclose, or cause or seek to cause the disclosure of, to Buyer or its Affiliates or Representatives (or provide access to any properties, books or records of Seller or any of its Affiliates that would reasonably be expected to result in the disclosure to such persons or others of) any confidential information relating to proprietary Know-How, processes or patent, trademark, trade name, service mark or copyright applications or product development, or pricing and marketing plans, nor shall Seller be required to permit or cause or seek to cause others to permit Buyer or its Affiliates or Representatives to have access to or to copy or remove from the properties of Seller or any of its Affiliates any documents, drawings or other materials that might reveal any such confidential information. With respect to this clause (v), Seller shall give notice to Buyer of the fact that such documents or information are being withheld and thereafter Seller shall use commercially reasonable efforts, if requested by Buyer and at Buyer’s sole cost and expense, to cause such documents or information, as applicable, to be made available in a manner that would not reasonably be expected to cause such risk of Liability, violation, other disclosure or waiver; and

(vi) Seller shall not be required to provide Buyer with any of its or its Affiliates’ Tax Returns, except such Tax Returns that are included in the Transferred Assets.

(c) Prior to the Closing, Seller shall maintain access to the online data site established by Box.com for Project Reaper for Buyer, its Affiliates and their Representatives and all documents, files or folders included in such online data site as of the Agreement Date. As promptly as practicable after the Closing Date, Sellers shall deliver to Buyer a copy of a CD or DVD-ROM or other physical electronic storage device containing a complete copy of the online data site established by Box.com for Project Reaper as of 5:00 pm, Eastern time, on the last Business Day prior to the Closing Date.

Section 6.03 Confidentiality.

(a) The terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect (and all obligations thereunder shall be binding upon Buyer, its Affiliates and their respective Representatives as if parties thereto) until the Closing, at which time the obligations under the Confidentiality Agreement shall terminate; provided, however, that Buyer’s confidentiality obligations shall terminate only in respect of that portion of the Evaluation Material (as defined in the Confidentiality Agreement) exclusively relating to the Business, and for all other Evaluation Material the Confidentiality Agreement shall continue in full force and effect in accordance with its terms. If for any reason the Closing does not occur, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

(b) Commencing on the Closing Date and ending on the third (3rd) anniversary of the Closing Date, Seller and its Affiliates shall treat and hold as confidential any information exclusively concerning the Business, including any notes, analyses, compilations, studies, forecasts, interpretations or other documents that are derived from, contain, reflect or are based upon any such information (collectively, the “Confidential Information”), and refrain from using any of the Confidential Information, except in connection with this Agreement or the other Transaction Agreements. Notwithstanding the foregoing sentence, Confidential Information shall not include information that (i) is or becomes generally available to the public other than as a result of disclosure in violation of this Section 6.03(b) (ii) is required to be disclosed by applicable Law or Order or by any Government Authority or pursuant to a court order, subpoena, administrative, legal or judicial process or order or civil investigative demand, in which case, if practicable and legally permitted, Seller shall use commercially reasonable efforts to provide Buyer with prompt written notice of such required disclosure so that Buyer may seek, at Buyer’s sole cost and expense, to obtain a protective order, injunctive relief or other reasonable assurance that such disclosure shall be treated confidentially (which shall not be a condition to any disclosure by Seller or any of its Affiliates), (iii) becomes available to Seller or any of its Affiliates after the Closing from a source other than Buyer or any of their respective Affiliates or Representatives that is not, to the Knowledge of Seller, under any obligation of confidentiality to Buyer or its Affiliates with respect to such information or (iv) is independently developed by or on behalf of Seller or any of its Affiliates after the Closing without reference to or use of such information. For the avoidance of doubt, this Section 6.03 is not intended to, and does not, expand any obligation of Seller under Section 7.07 and shall not, and shall not be deemed to, restrict Seller’s ability to conduct its and its Affiliates respective businesses following the Closing so long as such conduct does not violate the requirements of Section 7.07.

Section 6.04 Government Approvals and Other Consents.

(a) During the Pre-Closing Period, Seller and Buyer shall use their commercially reasonable efforts, and shall cause their Affiliates to use commercially reasonable efforts, to (i) as soon as reasonably practicable obtain all Consents, Permits, Orders and expirations or terminations of waiting periods from all Government Authorities that may be, or become, necessary for its execution and delivery of, and performance of its or their obligations pursuant to, the Transaction Agreements (including the consummation of the Transactions) (collectively, the “Government Approvals”); (ii) take all such proper actions as may be requested by any such Government Authority to obtain such Government Approvals; and (iii) avoid the entry of, or effect the dissolution of, any permanent, preliminary or temporary Order, that would otherwise have the effect of preventing or materially delaying the consummation of the Transactions; provided, the failure by Seller or its Affiliates to cause such actions as are contemplated by this Section 6.04(a) shall not be, and shall not be deemed to be, a failure of any Closing Condition applicable to Seller or its Affiliates. Subject to the terms of this Agreement, Seller and Buyer will cooperate with the reasonable requests of the other Party hereto in seeking as soon as reasonably practicable to obtain all such Government Approvals.

(b) During the Pre-Closing Period and unless otherwise prohibited by Law or Governmental Authority, (i) each Party shall promptly notify the other Party of any oral or written communication it receives from any Government Authority relating to the matters that are the subject of this Section 6.04, (ii) give the other Party and its Representatives a reasonable opportunity to review in advance any communication (including, for the avoidance of doubt, filings and other submissions) proposed to be made by such Party to any Government Authority and to incorporate the other Party’s comments in such communications; and (iii) provide the other Party with copies of all communications (including correspondence, filings, submissions and such Party’s documents), between them or any of their Representatives, on the one hand, and any Government Authority or members of its staff, on the other hand, subject to Section 6.02(b)(v). Unless otherwise prohibited by Law or Governmental Authority, neither party shall participate in any meeting or discussion (including by telephone) with any Government Authority in respect of any such filings, investigation or other inquiry unless it consults with the other Party in advance and gives the other Party the opportunity to attend and participate at such meeting or discussion. Subject to the Confidentiality Agreement and to Section 6.02(b)(v), the Parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Party may reasonably request in connection with the foregoing. Nothing in this Section 6.04(b) shall be applicable to Tax matters.

(c) During the Pre-Closing Period (each of Buyer and Seller acknowledging that Section 7.09(a) and the Pre-Novation Subcontract Agreement govern with respect to the Government Contracts and Novation Agreement for the period following the Closing), without limiting any other provision contained in this Section 6.04, each of Buyer and Seller shall use its commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Government Authority.

(d) During the Pre-Closing Period, if any Government Authority shall, with respect to competition or antitrust Laws, seek, or shall have indicated that it may seek, an injunction or the enactment, entry, enforcement or promulgation of any Law or Order restraining or prohibiting the Transactions, Buyer shall, if necessary to prevent the taking of such action or the enactment, entry, enforcement or promulgation of any such Law or Order, offer to accept an Order to (i) divest such of the assets and business of the Business, (ii) hold separate such assets and business of the Business pending such divestiture, (iii) impose limitations on Buyer and Affiliates of Buyer with respect to how they own, retain, conduct or operate all or a material portion of their respective businesses or assets or (iv) require Buyer or Affiliates of Buyer to grant any right or commercial or other accommodation to, or enter into any material commercial contractual or other commercial relationship with, any third party, in each case as may be necessary to forestall or prevent any such action by any such Government Authority. At the request of Seller, Buyer shall contest, and shall cause its Affiliates to contest, until it becomes final and non-appealable, administratively or in court, any ruling, Order or other Action of any Government Authority or any other Person, in each case with respect to competition or antitrust Laws, challenging the Transactions.

(e) During the Pre-Closing Period, Buyer shall not, and shall not permit any of its Affiliates to, take any action (including acquiring or agreeing to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquiring or agreeing to acquire any assets) that would reasonably be expected to have the effect of (i) delaying, impairing or impeding the receipt of, or increasing the risk of not receiving, any required Government Approval; (ii) delaying, impairing or impeding the expiration or termination of any applicable waiting period with respect to a Government Approval; (iii) increasing the risk of any Government Authority entering an Order prohibiting the consummation of the Transactions; or (iv) otherwise delaying the consummation of the Transactions, in each case with respect to competition or antitrust Laws.

(f) During the Pre-Closing Period (each of Buyer and Seller acknowledging that Section 2.02(c) governs with respect to the Government Contracts and Novation Agreement for the period following the Closing), each Party agrees to use its commercially reasonable efforts to cooperate to obtain any other Consents and approvals from any third person other than a Government Authority that may be required in connection with the Transactions (“Required Third Party Consents”). Notwithstanding anything in this Agreement to the contrary, neither Seller nor any of its Affiliates shall be required to compensate any third party, commence or participate in any Action or offer or grant any accommodation (financial or otherwise) to any third party to obtain any such Required Third Party Consent. For the avoidance of doubt, no representation, warranty or covenant of Seller contained in the Transaction Agreements shall be breached or deemed breached, and no Closing Condition shall be deemed not satisfied, based on (i) the failure to obtain any Required Third Party Consents or (ii) any Action commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such Required Third Party Consents.

(g) Notwithstanding anything in this Agreement to the contrary (including Section 6.01), Buyer acknowledges on behalf of itself and its Affiliates and its and their Representatives, successors and assigns that the operation of the Business shall remain in the dominion and control of Seller until the Closing and that none of Buyer, any of its Affiliates or its or their respective successors or assigns will provide, directly or indirectly, any directions, orders, advice, aid, assistance or information to any director, officer, employee of Seller or the Business, except as specifically contemplated or permitted by this Article VI or as otherwise consented to in writing in advance by an executive officer of Seller.

Section 6.05 Other Transaction Agreements. At or before the Closing, Seller (or an Affiliate of Seller to which such Seller has assigned its obligations under this Agreement in accordance with Section 13.06), and Buyer (or an Affiliate of Buyer to which Buyer has assigned its obligations under this Agreement in accordance with Section 13.06) shall execute and deliver:

(a) the Transition Services Agreement, substantially in the form attached hereto as Exhibit B (the “Transition Services Agreement”);

(b) the Intellectual Property Cross License Agreement, substantially in the form attached hereto as Exhibit C (the “Cross License”);

(c) the Subscription Agreement, substantially in the form attached hereto as Exhibit D (the “Subscription Agreement”);

(d) the Registration Rights Agreement, substantially in the form attached hereto as Exhibit E (the “Registration Rights Agreement”);

(e) the Engineering Services Agreement, including the Statement of Work attached thereto, substantially in the form attached hereto as Exhibit F (the “Engineering Services Agreement”);

(f) the Real Estate Sublease, substantially in the form attached hereto as Exhibit G (the “Sublease”);

(g) the DMLM Product Support Agreement, substantially in the form attached hereto as Exhibit H (the “DMLM Product Support Agreement”);

(h) the Pre-Novation Subcontract Agreement, substantially in the form attached hereto as Exhibit I (“Pre-Novation Subcontract Agreement”);

(i) the Preferred Provider Agreement, substantially in the form attached hereto as Exhibit J (“Preferred Provider Agreement”); and

(j) the Mutual Termination of Master Consultancy Services Agreement, substantially in the form attached hereto as Exhibit K (“Mutual Termination Agreement”).

Section 6.06 Cooperation. During the Pre-Closing Period, (a) each of Seller and Buyer shall, and shall cause their respective Affiliates to (i) refrain from taking any actions that would reasonably be expected to impair, delay or impede the Closing and (ii) without limiting the foregoing, use reasonable best efforts to cause all Closing Conditions to be met as promptly as practicable and in any event on or before the Outside Date and (b) each Party shall keep the other reasonably apprised of the status of the matters relating to the completion of the Transactions, including with respect to the negotiations relating to the satisfaction of the Closing Conditions. During the Pre-Closing Period, Seller shall reasonably cooperate with Buyer (at Buyer’s sole expense) in connection with Buyer obtaining the R&W Insurance Policy.

Section 6.07 R&W Insurance Policy. Buyer shall use its reasonable best efforts to deliver to Seller a true, complete and correct copy of the R&W Insurance Policy promptly following its receipt thereof and in no event later than three (3) Business Days prior to Closing, and Buyer shall deliver a true, complete and correct copy of the R&W Insurance Policy at the Closing that is fully bound and in full force and effect at the Closing, which shall conform to the requirements set forth in Section 7.10. Buyer acknowledges and agrees that all premiums, underwriting fees, brokers’ commissions and all other fees, costs or expenses related to the R&W Insurance Policy will be borne solely by Buyer.

Section 6.08 No Solicitation of Other Bids.

(a) Seller shall not, and shall not authorize or permit any of its controlled Affiliates or authorize any of its or their Representatives on Seller’s behalf to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning an Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Seller shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons (other than Buyer or any of its Affiliates) conducted heretofore with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal.

(b) In addition to the other obligations under this Section 6.08, Seller shall promptly (and in any event within five (5) Business Days after receipt thereof by Seller) advise Buyer orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which would reasonably be expected to result in an Acquisition Proposal.

(c) Seller agrees that the rights and remedies for noncompliance with this Section 6.08 shall include Buyer having the right to seek specific performance by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach may cause irreparable injury to Buyer and that money damages may not provide an adequate remedy to Buyer.

Article VII

POST-CLOSING COVENANTS

Section 7.01 Access. Commencing on the Closing Date and ending on the date that is the sixth (6th) anniversary of the Closing Date, in connection with any reasonable business purpose, including the preparation of financial statements, pursuit or defense of claims or litigation, U.S. Securities and Exchange Commission or bank regulatory reporting obligations, or the determination of any matter relating to the rights or obligations of Seller or any of its Affiliates under any Transaction Agreement, upon reasonable prior notice, and except as determined in good faith to be necessary to (a) ensure compliance with any applicable Law, (b) preserve any applicable privilege (including the attorney-client privilege) or (c) comply with any contractual confidentiality obligations, Buyer shall, and shall cause each of its Affiliates, and their respective Representatives to afford Seller, its Representatives and their respective Affiliates reasonable access, during normal business hours, to the books and records of Buyer and its Affiliates in respect of the Business (and permit copies of such materials to be made for Seller or any of its Affiliates solely for use in connection with the reasonable business purposes described in this paragraph), (B) furnish to Seller, its Representatives and their respective Affiliates such additional financial and other information regarding the Business as Seller or its Representatives may from time to time reasonably request and (C) make available to Seller, its Representatives and their respective Affiliates those employees of Buyer or its Affiliates whose assistance, expertise, testimony, notes or recollections or presence may be necessary to assist Seller, its Representatives or their respective Affiliates in connection with its inquiries for any purpose referred to above, including the presence of such persons as witnesses in hearings or trials for such purposes; provided, however, that such investigation shall not unreasonably interfere with the business or operations of Buyer or any of its Affiliates; and provided, further, that the auditors and accountants of Buyer or its Affiliates shall not be obligated to make any work papers available to any Person except in accordance with such auditors’ and accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants.

Section 7.02 Rights to GE Names and GE Marks.

(a) Buyer and its Affiliates shall cease and discontinue all uses of the GE Names and GE Marks immediately upon the Closing Date. Buyer, for itself and its Affiliates, agrees that any rights to use the GE Names and GE Marks granted or permitted pursuant to the terms of any Assumed Contract shall terminate on the Closing Date.

(b) Buyer, for itself and its Affiliates, hereby acknowledges that all right, title and interest in and to the GE Names and GE Marks are owned exclusively by Seller or its Affiliates, and that any and all right to use the GE Names and GE Marks shall terminate as of the Closing Date and shall immediately revert to Seller, along with any and all goodwill associated therewith. Buyer, for itself and its Affiliates, hereby acknowledges and agrees that neither Buyer nor any of its Affiliates shall have any rights in any of the GE Names and GE Marks and neither Buyer nor any of its Affiliates shall contest the ownership or validity of any rights of Seller or any of its Affiliates in or to any of the GE Names and GE Marks.

Section 7.03 Insurance.

(a) On and after the Closing Date, Buyer and its Affiliates shall cease to be in any manner insured by, entitled to any benefits or coverage under or entitled to seek benefits or coverage from or under any Insurance Policies applicable to the Business, other than (i) with respect to any incident reported under the relevant Insurance Policies with respect to the Business prior to the Closing Date or (ii) with respect to any incident reported under the Available Insurance Policies with respect to the Business within a one (1) year period concluding on the first anniversary of the Closing Date, but solely for such incidents that took place prior to the Closing Date, in each case under clauses (i) and (ii) above subject to the terms and conditions of the relevant Insurance Policies and this Agreement, except to the extent otherwise mandated by Law. “Available Insurance Policies” means those Insurance Policies listed in Schedule 7.03. The Buyer shall, and shall cause its Affiliates to, procure all contractual and statutorily obligated insurance at Closing.

(b) The rights of Buyer under clauses (a)(i) and (ii) above are subject to and conditioned upon the following:

(i) Buyer shall be solely responsible for notifications and updates to the applicable insurance companies and compliance with all policy terms and conditions for pursuit and collection of such claims, provided that Seller will provide or cause to be provided any such cooperation, information and assistance that is in its possession or under its control as may reasonably be requested by Buyer, at Buyer’s sole cost and expense, with respect to any claims that Buyer is permitted to make pursuant to this Section 7.03, in each case subject to the terms and conditions set forth in Section 6.02(b)(i), which are incorporated by reference herein, mutatis mutandis. Buyer shall not, and shall cause its Affiliates not to, without the written Consent of Seller, amend, modify, waive or release any rights of Seller or other Insureds under any such insurance policies and programs. Buyer shall exclusively bear and be liable (and Seller shall have no obligation to repay or reimburse Buyer or its Affiliates) for all uninsured, uncovered, unavailable or uncollectible amounts relating to or associated with all such claims; and

(ii) With respect to coverage claims or requests for benefits asserted by Buyer or any of its Affiliates under the Insurance Policies, Seller shall have the right but not the duty to monitor and/or associate with such claims. Buyer shall be liable for any fees, costs and expenses incurred by Seller directly or indirectly through Seller’s insurance Subsidiaries or Affiliates relating to any unsuccessful coverage claims by Buyer or its Affiliates. Buyer shall not, and shall cause its Affiliates not to, assign any Available Insurance Policies or any rights or claims under the Available Insurance Policies.

(c) Notwithstanding anything contained in this Agreement, (i) nothing in this Agreement shall limit, waive or abrogate in any manner any rights of Seller to insurance coverage for any matter, whether relating to the rights of Buyer, the Business or otherwise, and (ii) Seller shall retain the exclusive right to control the Insurance Policies (but not the right to control the claims (or defense or settlement thereof) brought pursuant to Section 7.03(a)(ii)), including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of its Insurance Policies and to amend, modify or waive any rights (other than rights with respect to claims brought pursuant to Section 7.03(a)(ii)), under any such Insurance Policies, notwithstanding whether any such Insurance Policies apply to any liabilities or losses as to which Buyer or any of its Affiliates has made, or could in the future, make a claim for coverage; and (iii) Buyer shall, and shall cause its Affiliates to, cooperate with Seller with respect to coverage claims and requests for benefits and sharing such information as is reasonably necessary to permit Seller to manage and conduct its insurance matters as Seller deems appropriate.

(d) Nothing in this Section 7.03 shall limit, modify or in any way affect the rights and obligations of the Parties under Article XII; provided, however, that any insurance proceeds actually collected with respect to a particular Loss shall be taken into account pursuant to Section 12.06(a)(i). No payments due under to this Section 7.03 shall affect, be affected by, or be subject to set off against, any adjustment to the Purchase Price.

(e) Nothing in this Agreement is intended to waive or abrogate in any way Seller’s own rights to insurance coverage for any Liability, whether relating to the Business or otherwise.

Section 7.04 Preservation of Books and Records.

(a) Seller and its Affiliates shall have the right to retain copies of all books and records of the Business relating to periods ending before the Closing Date (in the case of Taxes, ending on or before the Closing Date), including records related to Business Employees. Buyer agrees that it shall preserve and keep all original books and records in respect of the Business in the possession of Buyer or its Affiliates for at least the longer of (i) any applicable statute of limitations and (ii) a period of five (5) years from the Closing Date.

(b) During such six (6) year or longer period, (i) Representatives of Seller and its Affiliates shall, upon reasonable notice and for any reasonable business purpose and subject to Section 6.02(b)(i), have access during normal business hours to examine, inspect and copy such books and records and (ii) Buyer shall provide to Seller or its Affiliates access to such original books and records of the Business as Seller or its Affiliates shall reasonably request in connection with any Action to which Seller or any of its Affiliates are parties or in connection with the requirements of any Law applicable to Seller or any of its Affiliates. Seller or its Affiliates, as applicable, shall return such original books and records to Buyer or such Affiliate as soon as such books and records are no longer needed in connection with the circumstances described in the immediately preceding sentence.

Section 7.05 Solvency After Closing. After the Closing, Buyer agrees that it shall not, and that it shall cause its Subsidiaries not to, take or omit to take any action that could result in a determination pursuant to applicable Law that, after giving effect to the Transactions (or after giving effect to the Transactions and to such other subsequent actions or omissions), Buyer or any of its Subsidiaries (a) was insolvent at the time of the Closing, (b) became insolvent as a result of the Transactions, (c) was left with unreasonably small capital with which to engage in its business or (d) incurred debts beyond its ability to pay such debts as they mature, such that the payment of the Purchase Price may be deemed a “fraudulent conveyance” or impermissible dividend or distribution under applicable Law or otherwise subject to claims of any creditors of Buyer or any of its Subsidiaries or its trustees in bankruptcy proceedings.

Section 7.06 Further Assurances; Wrong Pockets.

(a) Except as otherwise provided in another Transaction Agreement, from time to time following the Closing, as and when requested by a Party, the Parties shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all reasonable further conveyances, notices, assumptions, releases and acquittances and such instruments, and shall take such reasonable actions as may be necessary or appropriate to make effective the Transactions as may be reasonably requested by the other Party; provided, however, that nothing in this Section 7.06(a) shall require either Party or its Affiliates to pay money to, commence or participate in any Action with respect to, or offer or grant any accommodation (financial or otherwise) to, any third party following the Closing.

(b) Without limitation of the terms set forth in the Transition Services Agreement, and without limitation of Section 7.06(a), following the Closing, if Seller or its Affiliates: (i) hold or receive any assets that as of the Closing Date would have been deemed Transferred Assets (other than, for the avoidance of doubt, Excluded Assets), such assets shall be promptly transferred by Seller or its applicable Affiliate to Buyer (or its designee), and (ii) incurs any Liability that as of the Closing Date would have been deemed an Assumed Liability (other than, for the avoidance of doubt, the Excluded Liabilities), such Liabilities will be promptly transferred by Seller or its applicable Affiliate to, and shall be assumed by, Buyer (or its designee), in the case of each of (i) and (ii) above, for no additional consideration.

(c) Without limitation of Section 7.06(a), following the Closing, if Buyer or its Affiliates: (i) hold or receive any assets that as of the Closing Date would not have been deemed Transferred Assets or are Excluded Assets, such assets shall be promptly transferred by Buyer or its applicable Affiliate to Seller (or its designee), and (ii) incurs any Liability that as of the Closing Date would have been deemed an Excluded Liability (other than, for the avoidance of doubt, the Assumed Liabilities), such Liabilities will be promptly transferred by Buyer or its applicable Affiliate to, and shall be assumed by, Seller (or its designee), in the case of each of (i) and (ii) above, for no additional consideration.

Section 7.07 Non-Competition. With respect to limitations on competition between the Parties following the Closing Date, the Parties have made the agreements and covenants set forth in Exhibit M to this Agreement, which is hereby incorporated into this Agreement. In the event of any conflict between the provisions of this Agreement, on the one hand, and the provisions of Exhibit M, on the other hand, the provisions of Exhibit M shall control.

Section 7.08 Right of First Offer.

(a) For a period of ten (10) years following the Closing Date, Buyer shall not, directly or indirectly through an Affiliate or otherwise, enter into any agreement or consummate any transaction involving the sale of all or substantially all of the Business Intellectual Property with any unrelated third party (a “Third Party Transaction”) except in compliance with the terms and conditions of this Section 7.08; provided, however, this Section 7.08 shall not restrict any sale of all or substantially all of the Business Intellectual Property to an unrelated third party if such sale is part of an overall sale of all or substantially all of Buyer’s and its Affiliates’ business, taken as a whole.

(b) Following the Closing Date, if Buyer or any of its Affiliates desires to consummate a Third Party Transaction, Buyer shall immediately notify Seller in writing of the proposed terms of the Third Party Transaction, including the material financial and other terms and conditions of such Third Party Transaction (the “Offer Notice”). Each Offer Notice constitutes an offer made by Buyer to enter into an agreement with Seller on the terms set forth in the Offer Notice (the “ROFO Offer”).

(c) At any time prior to the expiration of the thirty (30)-day period following Seller’s receipt of the Offer Notice (the “Exercise Period”), Seller may accept the ROFO Offer by delivering a written notice. If, by the expiration of the Exercise Period, Seller has not accepted the ROFO Offer, and provided that Buyer has complied with all of the provisions of this Section 7.08, Buyer or its Affiliates may consummate the Third Party Transaction with an unrelated third party on terms that are the same or more favorable to Buyer as set forth in the Offer Notice. If such Third Party Transaction is not consummated within a one hundred and twenty (120)-day period, the terms and conditions of this Section 7.08 will again apply and Buyer shall not enter into any Third Party Transaction without affording Seller the right of first offer on the terms and conditions of this Section 7.08.

(d) For the avoidance of doubt, the terms and conditions of this Section 7.08 apply to each Third Party Offer received by Buyer or any of its Affiliates.

Section 7.09 Novation of Government Contracts. Notwithstanding Section 2.02 above:

(a) Except as otherwise agreed upon in another Transaction Agreement, following the Closing, the Seller will, in accordance with, and to the extent required by, Federal Acquisition Regulation Subpart 42.12, promptly submit in writing to the responsible contracting officer a request of the U.S. Government to (i) recognize the Buyer as the successor in interest to all of the Contracts of the Business to which the U.S. Government is a party (the “Government Contracts”) and (ii) if required, enter into a novation agreement (the “Novation Agreement”) in substantially the form contemplated by such regulations. The Buyer and the Seller will each use commercially reasonable efforts to promptly obtain all Consents, approvals and waivers required for the purpose of processing, entering into and completing the Novation Agreement with regard to the Government Contracts, including responding to requests for information by the U.S. Government with regard to such Novation Agreement. The Seller and the Buyer will each use commercially reasonable efforts to provide all information and take all other actions reasonably necessary to execute and consummate such Novation Agreement.

(b) Until such time as the U.S. Government recognizes the transfer of the rights and obligations under a Government Contract to the Buyer, in accordance with, and to the extent required by, Federal Acquisition Regulation Subpart 42.12, the Buyer will perform and satisfy all obligations of the Government Contracts on behalf of the Seller as of the Closing Date in accordance with the Pre-Novation Subcontract Agreement.

Section 7.10 R&W Insurance Policy. Buyer shall insure that the R&W Insurance Policy shall not provide for, or increase, any liability of Seller or any of its Affiliates or respective Representatives, or otherwise result in any of the foregoing incurring or suffering any Liability hereunder or otherwise, and Seller and its Affiliates and their respective Representatives shall not have any Liability to the R&W Insurer under the R&W Insurance Policy except in the event of Fraud of Seller. Buyer acknowledges and agrees that the R&W Insurance Policy shall include a waiver by the R&W Insurer of any and all rights of subrogation which the R&W Insurer might have under the R&W Insurance Policy or otherwise might have to any claims of Buyer against Seller or its Affiliates, or any of their respective Representatives, under this Agreement, except in the event of Fraud of Seller.

Article VIII

EMPLOYEE MATTERS

With respect to employee matters, the Parties have made the agreements and covenants set forth in Exhibit L to this Agreement, which is hereby incorporated into this Agreement. In the event of any conflict between the provisions of this Agreement, on the one hand, and the provisions of the Employee Matters Addendum, on the other hand, the provisions of the Employee Matters Addendum shall control.

Article IX

TAX MATTERS

Section 9.01 Refunds. Buyer shall pay (or cause to be paid) to Seller any Tax refunds actually received net of any costs, expenses or Taxes incurred in connection with obtaining such refund) by Buyer or any Affiliate of Buyer after the Closing that relate to Taxes with respect to the Transferred Assets or the Business for any Pre-Closing Tax Period. Any payments required to be made under this Section 9.01 shall be made in immediately available funds, to an account or accounts as directed by Seller, within twenty (20) days of the receipt of the applicable refund.

Section 9.02 Post-Closing Actions. After the Closing, Buyer and its respective Affiliates shall not, without the prior written Consent of Seller (which Consent shall not be unreasonably withheld, conditioned, or delayed) (a) amend or otherwise modify any Tax Return relating to the Transferred Assets or the Business for any Pre-Closing Tax Period or a portion thereof; (b) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency related to the Transferred Assets or the Business for any Pre-Closing Tax Period or a portion thereof; (c) voluntarily approach any Taxing Authority regarding any Taxes or Tax Returns relating to the Transferred Assets or the Business for any Pre-Closing Tax Period or a portion thereof if such action could reasonably be expected to give rise to, or increase, the indemnification obligation of Seller or its Affiliates hereunder; (d) propose or agree to any adjustment to Taxes relating to the Transferred Assets or the Business for any Pre-Closing Tax Period, or a portion thereof; or (e) take any action on the Closing Date after the Closing that is outside the Ordinary Course of Business (other than as expressly contemplated by this Agreement or as required by applicable Law) relating to Taxes with respect to the Transferred Assets or the Business.

Section 9.03 Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, Buyer and Seller shall be equally liable for all Transfer Taxes imposed or arising with respect to the Transactions. The Party required by Law to file a Tax Return with respect to such Transfer Taxes shall timely prepare, with the other Party’s cooperation, and file, such Tax Return. Buyer and Seller each agrees to timely sign and deliver (or to cause to be timely signed and delivered) such certificates or forms as may be necessary or appropriate and otherwise to cooperate to establish any available exemption from (or otherwise reduce) any such Transfer Taxes.

Section 9.04 Tax Cooperation. Without limiting the obligations set forth in Section 6.02, the Parties shall furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Business (including access to books and records) as is reasonably necessary for the filing of all Tax Returns or the making of any election related to Taxes. The Parties shall cooperate with each other in the conduct of any audit or other proceeding related to Taxes and all other Tax matters relating to the Transferred Assets or the Business and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Article IX. Buyer agrees that it shall preserve and keep, or cause to be preserved and kept, all original books and records in respect of the Transferred Assets and the Business relating to any Taxes with respect to any Pre-Closing Tax Period, or portion thereof, and in the possession of Buyer or its Affiliates in accordance with Section 7.04.

Section 9.05 Straddle Period. The Parties agree that the amount of Taxes attributable to the portion of a Straddle Period up to and including the Closing Date (the “Interim Period”) shall be determined by (a) in the case of property Taxes and other Taxes imposed on a periodic basis without regard to income, gross receipts, payroll, or sales, multiplying the Taxes for the entire Straddle Period by a fraction, the numerator of which is the number of calendar days in the Interim Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (b) in the case of all other Taxes including Taxes based on income, gross receipts or expenses, such Taxes shall be allocated to the Interim Period based on a closing of the books method as of the close of business on the Closing Date. Seller shall be responsible for and shall pay Taxes allocated to the Interim Period, and Buyer shall be responsible for and shall pay Taxes allocated to the portion of the applicable Straddle Period beginning on the day immediately following the Closing Date.

Section 9.06 Procedures for Tax Claims.

(a) If Buyer receives notice of an assessment or written claim for Taxes with respect to which Seller may have an obligation to indemnify the Buyer pursuant to Section 12.02 (a “Buyer Tax Claim”), a copy of such Buyer Tax Claim shall be forwarded to Seller within 15 (fifteen) days of receipt of such Buyer Tax Claim by Buyer (or sooner if the nature of a particular Buyer Tax Claim so requires). Any delay or failure by Buyer in providing notice pursuant to this Section 9.06(a) shall not relieve Seller of its obligations under Section 12.02 except and only to the extent, if at all, that Seller is materially prejudiced by reason of such delay or failure.

(b) Seller may, in its sole discretion, elect by written notice to Buyer to control all proceedings in connection with any Buyer Tax Claim (including selection of counsel), and, without limiting the foregoing, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Taxing Authority with respect thereto and may either pay a Buyer Tax Claim and sue for a refund where applicable Law permits such refund suits or contest such Buyer Tax Claim in any permissible manner. Buyer, at its own expense, shall have the right to participate in a proceeding with respect to any such Buyer Tax Claim controlled by Seller. Seller shall keep Buyer reasonably informed as to all material developments in connection with any such Buyer Tax Claim whether or not Buyer elects to participate in any of the proceedings in connection with any such Buyer Tax Claim. Notwithstanding the foregoing, Seller shall not settle any such Buyer Tax Claim in a manner that would adversely affect Buyer with respect to the Transferred Assets or the Business for any Post-Closing Tax Period without the prior written Consent of Buyer (such Consent not to be unreasonably withheld, delayed or conditioned).

(c) If Seller exercises its discretion not to control a Buyer Tax Claim, Buyer may, but shall not be obligated to, control such Buyer Tax Claim. If Buyer assumes control of any such Buyer Tax Claim pursuant to this Section 9.06(c), Seller, at its own expense, shall have the right to participate in a proceeding with respect to any Buyer Tax Claim controlled by Buyer. Buyer shall keep Seller reasonably informed as to all material developments in connection with any such Buyer Tax Claim pursuant to this Section 9.06(c) whether or not Seller elects to participate in any proceedings in connection with such Buyer Tax Claim. Notwithstanding the foregoing, Buyer shall not settle any Buyer Tax Claim pursuant to this Section 9.06(c) without the prior written Consent of Seller (such Consent not to be unreasonably withheld, delayed or conditioned).

(d) Notwithstanding anything to the contrary in Section 12.04, this Section 9.06, and not Section 12.04, shall apply with respect to any Third Party Claim that is also a Buyer Tax Claim.

Section 9.07 Survival. The covenants and agreements set forth in this Article IX shall survive until the date that is thirty (30) days following the expiration of the applicable statute of limitations.

Article X

CONDITIONS TO CLOSING

Section 10.01 Conditions to Obligations of Seller. The obligation of Seller to consummate the Transactions shall be subject to the satisfaction or Seller’s written waiver in its sole discretion, at or before the Closing, of each of the following conditions:

(a) Representations and Warranties; Covenants. (i) The representations and warranties of Buyer contained in this Agreement (disregarding all qualifications set forth therein relating to “materiality”) shall be true and correct as of the Closing as if made on the Closing Date (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct in all material respects as of such date), except where the failure of such representations and warranties to be so true and correct would not prevent, materially delay or materially impede the performance by Buyer of its obligations under this Agreement or the consummation of the Transactions; and (ii) the covenants and agreements contained in this Agreement required to be complied with by Buyer on or before the Closing shall have been complied with in all material respects, and Seller shall have received a certificate signed by an authorized officer of Buyer, dated the Closing Date, to the foregoing effect.

(b) No Law or Order. No Government Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that has the effect of making the Transactions illegal or otherwise restraining or prohibiting the consummation of such Transactions.

(c) Transaction Agreements. Buyer shall have executed and delivered to Seller all Buyer Transaction Agreements.

Section 10.02 Conditions to Obligations of Buyer. The obligation of Buyer to consummate the Transactions shall be subject to the fulfillment or Buyer’s written waiver in its sole discretion, at or before the Closing, of each of the following conditions:

(a) Representations and Warranties; Covenants. (i) The representations and warranties of Seller contained in this Agreement shall be true and correct as of the Closing as if made on the Closing Date (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such date); except for breaches or inaccuracies, as the case may be, as to matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to the exceptions of “material” or “Material Adverse Effect” in such representations and warranties; and (ii) the covenants and agreements contained in this Agreement required to be complied with by Seller on or before the Closing shall have been complied with in all material respects, and Buyer shall have received a certificate signed by an authorized officer of Seller, dated the Closing Date, to the foregoing effect.

(b) No Law or Order. No Government Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that has the effect of making the Transactions illegal or otherwise restraining or prohibiting the consummation of such Transactions.

(c) Seller Transaction Agreements. Seller shall have executed and delivered, or caused to be executed and delivered, to Buyer all Seller Transaction Agreements.

(d) Material Adverse Effect. Since the Agreement Date, no Material Adverse Effect shall have occurred.

Section 10.03 Frustration of Closing Conditions. Neither Seller nor Buyer may rely on the failure of any condition set forth in this Article X to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use the level of efforts required by this Agreement to cause the Closing to occur, including as required by Section 6.04.

Section 10.04 Waiver of Closing Conditions. Upon the occurrence of the Closing, any condition set forth in this Article X that was not satisfied as of the Closing shall be deemed to have been waived as of and from the Closing.

Article XI

TERMINATION

Section 11.01 Termination. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated at any time before the Closing:

(a) by the mutual written Consent of Seller and Buyer;

(b) by Seller, if Buyer shall have breached any representation or warranty or failed to comply with any covenant or agreement applicable to Buyer that would cause any Closing Condition set forth in Section 10.01(a) not to be satisfied, assuming the Closing were otherwise to occur on the date Seller delivers such notice, which breach (i) cannot be cured by the Outside Date or (ii) if capable of being cured by the Outside Date, shall not have been cured by the Outside Date; provided, however, that Seller is not then in material breach of this Agreement;

(c) by Buyer, if Seller shall have breached any representation or warranty or failed to comply with any covenant or agreement applicable to Seller that would cause any Closing Condition set forth in Section 10.02(a) not to be satisfied, assuming the Closing were otherwise to occur on the date Buyer delivers such notice, which breach (i) cannot be cured by the Outside Date or (ii) if capable of being cured by the Outside Date, shall not have been cured by the Outside Date; provided, however, that Buyer is not then in material breach of this Agreement;

(d) by either Seller or Buyer if the Closing shall not have occurred by August 24, 2023 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 11.01(d) shall not be available to either Party whose failure to take any action required to fulfill any obligation under this Agreement (including the failure to act in good faith or to use the level of efforts required by this Agreement to cause the Closing to occur, including as required by Section 6.04) shall have been the cause of, or shall have resulted in, the failure of the Closing to occur before such date; and

(e) by either Seller or Buyer in the event of the issuance of a final, non-appealable Order permanently restraining or prohibiting the consummation of the Transactions.

Section 11.02 Notice of Termination. Either Party desiring to terminate this Agreement pursuant to Section 11.01 shall give written notice of such termination to the other Party.

Section 11.03 Effect of Termination. In the event of the termination of this Agreement in accordance with Section 11.01, this Agreement shall thereupon become null and void and of no further force and effect, except for the provisions of (a) Section 6.03, (b) Section 11.01 and this Section 11.03 and (c) Article XIII. Nothing in this Section 11.03 shall be deemed to release either Party from any Liability for any breach by such Party of any term of this Agreement or impair the right of either Party to compel specific performance by the other Party of its obligations under this Agreement; provided, however, that if this Agreement is validly terminated pursuant to this Article XI, neither Party shall have any remedy or right to recover for any Liabilities resulting from any breach of any representation or warranty contained herein, provided, however, that termination of this Agreement pursuant to Section 11.01 shall not relieve a Party from any liability for any willful breach of this Agreement prior to termination hereof; provided, further, that a failure of Buyer to consummate the Transactions in breach or violation of this Agreement shall be deemed to be intentional and willful, whether or not Buyer had sufficient funds available.

Article XII

INDEMNIFICATION

Section 12.01 Survival. The representations and warranties made hereunder or pursuant hereto or in connection with the Transactions shall terminate and not survive and be of no further force and effect from and after the Closing, and no Party shall have any Liability with respect thereto from and after the Closing. The covenants or agreements contained herein that by their terms (a) do not contemplate performance after the Closing, shall not survive the Closing, and (b) contemplate performance after the Closing, shall survive the Closing consistent with the terms of the relevant covenant or agreement. Any claim for indemnification pursuant to this Article XII that is made in accordance with the requirements set forth in Section 12.04 prior to the expiration of the applicable survival period set forth in this Section 12.01 with respect to such claim shall survive, subject to the remaining limitations set forth in this Article XII, until such claim is finally resolved.

Section 12.02 Indemnification by Seller.

(a) From and after the Closing, and subject to the terms of this Agreement, Seller shall indemnify and hold harmless Buyer and its Affiliates and their respective officers, directors, managers, members, equity holders, employees, agents, partners, representatives, successors and permitted assigns (each, a “Buyer Indemnified Party” and collectively, the “Buyer Indemnified Parties”) against, and reimburse any Buyer Indemnified Party for, all Losses that such Buyer Indemnified Party may suffer or incur, or become subject to, as a result of, relating to or in connection with:

(i) any breach or failure by Seller to perform any of its covenants or agreements contained in this Agreement; or

(ii) any Excluded Liabilities.

(b) Notwithstanding anything in this Agreement to the contrary, the cumulative indemnification obligation of Seller under Article XII shall in no event exceed the sum of (i) the Base Purchase Price plus (ii) the product of (A) the Share Consideration, multiplied by (B) the VWAP Per Share of Buyer Shares; provided, however, such limitations set forth in this Section 12.02(b) shall not apply to any claims for Fraud. For the avoidance of doubt, nothing set forth in this Section 12.02(b) shall limit Buyer Indemnified Party’s rights to seek specific performance pursuant to Section 13.15(b).

Section 12.03 Indemnification by Buyer.

(a) From and after the Closing, and subject to the terms of this Agreement, Buyer shall indemnify and hold harmless Seller and its Affiliates and their respective officers, directors, managers, members, equity holders, employees, agents, partners, representatives, successors and permitted assigns (each, a “Seller Indemnified Party” and collectively, the “Seller Indemnified Parties”) against, and reimburse any Seller Indemnified Party for, all Losses that such Seller Indemnified Party may suffer or incur, or become subject to, as a result of, relating to or in connection with:

(i) any breach or failure by Buyer to perform any of its covenants or agreements contained in this Agreement; or

(ii) any Assumed Liability.

(b) Notwithstanding anything in this Agreement to the contrary, the cumulative indemnification obligation of Buyer under Article XII shall in no event exceed the sum of (i) the Base Purchase Price plus (ii) the product of (A) the Share Consideration, multiplied by (B) the VWAP Per Share of Buyer Shares; provided, however, such limitations set forth in this Section 12.03(b) shall not apply to any claims for Fraud. For the avoidance of doubt, nothing set forth in this Section 12.03(b) shall limit any Seller Indemnified Party’s rights to seek specific performance pursuant to Section 13.15(b).

Section 12.04 Notification of Claims.

(a) Except as otherwise provided in this Agreement, a Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”), shall promptly notify the Party liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim, demand or circumstance that the Indemnified Party has determined has given or would reasonably be expected to give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim, demand or circumstance; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article XII except to the extent the Indemnifying Party is prejudiced by such failure, it being understood that notices for claims in respect of a breach of a covenant or agreement must be delivered before the expiration of any applicable survival period specified in Section 12.01 for such covenant or agreement.

(b) Upon receipt of a notice of a claim for indemnity from an Indemnified Party pursuant to Section 12.04(a) with respect to any Third Party Claim, the Indemnifying Party shall have the right (but not the obligation) to assume the defense and control of any Third Party Claim if the Indemnifying Party so elects in writing delivered to the Indemnified Party within sixty (60) calendar days of receipt of notice of the Claim (or sooner, if the nature of the Third Party Claim requires) and, in the event that the Indemnifying Party shall assume the defense of such claim, it shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense; provided, that if the Indemnifying Party is Seller, such Indemnifying Party shall not have the right to defend or direct the defense of any such Third Party Claim that is asserted directly by or on behalf of a Person that is a supplier or customer of the Business. The Person that shall control the defense of any such Third Party Claim (the “Controlling Party”) shall select counsel, contractors and consultants of recognized standing and competence after consultation with the other Party and shall take all steps reasonably necessary in the defense or settlement of such Third Party Claim.

(c) Seller or Buyer, as the case may be, shall, and shall cause each of their Affiliates and Representatives to, cooperate fully with the Controlling Party in the defense of any Third Party Claim. The Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, without the Consent of any Indemnified Party; provided that the Indemnifying Party shall (i) pay all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement, (ii) not encumber any material asset of any Indemnified Party or agree to any restriction or condition that would materially adversely affect any Indemnified Party or the conduct of any Indemnified Party’s business and (iii) obtain, as a condition of any settlement or other resolution, a complete release of any Indemnified Party potentially affected by such Third Party Claim. For any Third Party Claim with respect to which the Indemnifying Party is not the Controlling Party, the Indemnified Party shall be required to obtain the prior written Consent of the Indemnifying Party prior to consenting to a settlement of, or the entry of a judgment arising from, such Third Party Claim, unless the Indemnified Party has waived all rights to indemnification from the Indemnifying Party hereunder.

(d) Notwithstanding anything in this Agreement to the contrary, no direct claim may be made by any Buyer Indemnified Party for Taxes pursuant to this Agreement and the provisions of Section 9.06 shall apply to any Third Party Claim that is also a Buyer Tax Claim.

Section 12.05 Exclusive Remedies. Except (a) for claims by Buyer against the R&W Insurer pursuant to the R&W Insurance Policy; (b) for claims of Fraud; (c) for claims for injunctive relief or other equitable remedies as set forth in Section 13.15(b); and (d) as otherwise expressly set forth in Sections 6.08, 7.03(e), and Section 9.03 of this Agreement, following the Closing, the indemnification provisions of this Article XII shall be the sole and exclusive remedies of any Seller Indemnified Party and any Buyer Indemnified Party, respectively, for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that it may at any time suffer or incur, or become subject to, as a result of, or in connection with, any breach of or inaccuracy with respect to any representation or warranty set forth in this Agreement by Buyer or Seller, respectively, or any breach or failure by Buyer or Seller, respectively, to perform or comply with any covenant or agreement set forth herein. Without limiting the generality of the foregoing, the Parties hereby irrevocably waive any right of rescission they may otherwise have or to which they may become entitled. For the avoidance of doubt, this Section 12.05 shall not serve as any limitation on Buyer’s rights pursuant to the R&W Insurance Policy.

Section 12.06 Additional Indemnification Provisions.

(a) With respect to each indemnification obligation contained in this Agreement: (i)  all Losses shall be net of any amounts that are actually recovered under insurance policies or that have been recovered or are recoverable by the Indemnified Party pursuant to any third party or other cash receipts or sources of reimbursement in respect of such Loss, and (ii) Seller shall not be liable for any Losses to the extent that such Losses suffered by any Buyer Indemnified Party (A) result from the negligence or willful misconduct by such Buyer Indemnified Party, (B) result from the failure of such Buyer Indemnified Party to take commercially reasonable action to mitigate such Losses, (C) result from the operation of the Business, or any event or occurrence, after the Closing or (D) are caused by or result from any action (I) that Seller is required, permitted or requested to take pursuant to Section 6.01 (including pursuant to the Consent of Buyer) or (II) that Seller, having sought Buyer’s Consent pursuant to Section 6.01, did not take as a result of Buyer having unreasonably withheld, conditioned or delayed the requested Consent.

(b) If an Indemnifying Party makes any payment for any Losses suffered or incurred by an Indemnified Party pursuant to the provisions of this Article XII, such Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits or other claims of the Indemnified Party with respect to such Losses and with respect to the claim giving rise to such Losses.

(c) Any claim for Losses by a Buyer Indemnified Party pursuant to Section 12.02 that may be asserted pursuant to Section 12.02(b)(ii), and that may also be asserted under the R&W Insurance Policy, shall first be asserted under the R&W Insurance Policy, and the Buyer Indemnified Party shall use commercially reasonable efforts to recover Losses for such claim under the R&W Insurance Policy. If, and only to the extent, a Buyer Indemnified Party is unable to recover all such Losses under the R&W Insurance Policy, the Buyer Indemnified Party may make a claim for such Losses under Section 12.02(b)(ii); provided, however, if a Buyer Indemnified Party subsequently recovers all or any portion of such Losses under the R&W Insurance Policy, Buyer will reimburse Seller for any amounts paid for such Losses under Section 12.02(b)(ii).

Section 12.07 Mitigation. Each Party shall, and shall cause its applicable Affiliates and Representatives to, take commercially reasonable efforts to mitigate their respective Losses upon and after becoming aware of any fact, event, circumstance or condition that has given rise to or would reasonably be expected to give rise to, any Losses for which it would have the right to seek indemnification hereunder.

Section 12.08 Third Party Remedies. If any Buyer Indemnified Party or any of its Affiliates is at any time entitled (whether by reason of a contractual right, a right to take or bring an Action, availability of insurance, or a right to require a payment discount or otherwise) to recover from another Person any amount in respect of any matter giving rise to a Loss (whether before or after Seller has made a payment to an Buyer Indemnified Party hereunder and in respect thereof), Buyer shall (and shall cause its applicable Affiliates and Representatives to) (a) promptly notify Seller and provide such information as Seller may require relating to such right of recovery and the steps taken or to be taken by Buyer in connection therewith, (b) if so required by Seller (subject to Buyer being indemnified to its reasonable satisfaction by Seller against all reasonable out-of-pocket costs and expenses incurred by Buyer in respect thereof) and before being entitled to recover any amount from Seller under this Agreement, first take all steps (whether by making a claim against its insurers, commencement of an Action or otherwise) as Seller may reasonably require to pursue such recovery, and (c) keep Seller fully informed of the progress of any action taken in respect thereof. Thereafter, any claim against Seller shall be limited (in addition to the other limitations on Seller’s liability referred to in this Agreement) to the amount by which the Losses suffered by Buyer Indemnified Party exceed the amounts so recovered by Buyer Indemnified Party or any such Affiliate. If the Buyer Indemnified Parties recover any amounts in respect of Losses from any third party at any time after Seller has paid all or a portion of such Losses to the Buyer Indemnified Parties pursuant to the provisions of this Article XII, Buyer shall, or shall cause such Buyer Indemnified Parties to, promptly (and in any event within five (5) Business Days after receipt) pay over to Seller the amount so received (to the extent previously paid by Seller).

Section 12.09 Limitation on Liability. Notwithstanding anything in this Agreement or in any other Transaction Agreement to the contrary, neither Party shall have any Liability to the other Party arising in any manner under any Transaction Agreement (including under this Article XII) for any claim (whether based on breach of contract, tort, gross negligence, strict liability or other theory of Law) for consequential, special, incidental, indirect or punitive damages, lost profits or similar items (including loss of revenue, income or profits, diminution of value or loss of business reputation or opportunity relating to a breach or alleged breach of this Agreement, even if informed of the possibility of such damages); provided that the preceding limitation on liability shall not limit either Party’s right to recover damages in connection with the other Party’s failure to close in breach or violation of this Agreement.

Section 12.10 Tax Treatment of Payments. Seller and Buyer shall treat any adjustments or indemnity payments made pursuant to this Agreement as adjustments to the Purchase Price for income Tax purposes unless applicable Law causes such payment not to be so treated.

Section 12.11 Acknowledgements; Investigation. Buyer expressly agrees and acknowledges that none of Seller or any of its Affiliates or their respective Representatives or any other Person has made, nor shall any such Person be deemed to have made, and each such Person disclaims, and Buyer has not relied upon and shall make no claim with respect to: (a) any representation or warranty (including any express or implied representation or warranty of merchantability, fitness for any particular purpose or use or arising from course of performance, dealing, usage or trade), covenant or agreement, express or implied, with respect to Seller, the Business, the products of the Business, any real property, the Transactions or otherwise, other than the representations and warranties set forth in Article IV (as the same may be modified by the Disclosure Schedules) and other than such covenants and agreements of Seller that are expressly set forth in this Agreement; or (b) any representation or warranty with respect to the accuracy or completeness of any information regarding Seller, the Business, the products of the Business, any real property, the Transactions or otherwise that has been furnished or made available to Buyer and its Representatives, other than the representations and warranties set forth in Article IV (as the same may be modified by the Disclosure Schedules). None of Seller or any of its Affiliates or their respective Representatives shall have or be subject to any Liability to Buyer or any other Person resulting from or in connection with the dissemination to Buyer or its Affiliates or their respective Representatives or any other Person, or the use by Buyer or its Affiliates or their respective Representatives or any other Person, of any information regarding Seller, the Business, the products of the Business, any real property, the Transactions or otherwise, including any information, documents or material made available to Buyer or its Affiliates or their respective Representatives in any “data room”, “teaser”, due diligence interview, management presentation or in any other form in connection with or in expectation of the entry into this Agreement or consummation of the Transactions. Without limiting the generality of the foregoing, Buyer agrees and acknowledges that any cost estimate, financial or other projections or other predictions that may be contained or referred to in this Agreement, the Disclosure Schedules or elsewhere, as well as any such information, documents or other materials (including any such materials set forth in the preceding sentence) (collectively, the “Projections”) are not, and shall not be deemed to be, a representation or warranty of Seller or any of its Affiliates, and none of Seller or any of its Affiliates or their respective Representatives will be liable in respect of the accuracy or completeness of any Projections, except as expressly set forth in Article IV (as modified by the Disclosure Schedules). Buyer agrees and acknowledges that, except with respect to representations and warranties as may be expressly set forth in Article IV (as qualified by the Disclosure Schedules), the Transferred Assets are included in the Transactions on an “AS IS, WHERE IS” Basis. Buyer acknowledges and agrees that it has completed such inquiries and investigations as it has deemed appropriate into, and, based thereon, has formed an independent judgment concerning, Seller, the Business, the products of the Business, any real property and the Transactions, and any other rights or obligations to be transferred, directly or indirectly, pursuant to the Transaction Agreements.

Section 12.12 R&W Insurance Policy. The provisions of Section 7.06 and Article XII of this Agreement, without limitation, are not intended and shall not apply to limit the recovery of any insured under the R&W Insurance Policy.

Article XIII

MISCELLANEOUS

Section 13.01 Rules of Construction. The following rules of construction shall govern the interpretation of this Agreement:

(a) references to “applicable” Law or Laws with respect to a particular Person, thing or matter means only such Law or Laws as to which the Government Authority that enacted or promulgated such Law or Laws has jurisdiction over such Person, thing or matter as determined under the Laws of the State of New York as required to be applied thereunder by a court sitting in the State of New York; references to any statute, rule, regulation or form (including in the definition thereof) shall be deemed to include references to such statute, rule, regulation or form as amended, modified, supplemented or replaced from time to time (and, in the case of any statute, include any rules and regulations promulgated under such statute), and all references to any section of any statute, rule, regulation or form include any successor to such section;

(b) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is referenced in beginning or at the end of the calculation of such period will be excluded (for example, if an action is to be taken within two (2) days after a triggering event and such event occurs on a Tuesday, then the action must be taken by Thursday or if an action is to be taken within two (2) days of a target date and the target date is a Thursday, the action must be taken by Tuesday); if the last day of any period referenced herein is a non-Business Day, the period in question will end on the next succeeding Business Day;

(c) whenever the context requires, words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other genders as the context requires;

(d) (i) the provision of a table of contents, the division into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement; and (ii) references to the terms “Article”, “Section”, “subsection”, “subclause”, “clause”, “Schedule” and “Exhibit” are references to the Articles, Sections, subsections, subclauses, clauses, Schedules and Exhibits to this Agreement unless otherwise specified;

(e) (i) the terms “hereof”, “herein”, “hereby”, “hereto”, and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (ii) the terms “include”, “includes”, “including” and words of similar import when used in this Agreement mean “including, without limitation” unless otherwise specified; and (iii) the term “any” means “any and all”;

(f) (i) references to “days” means calendar days unless Business Days are expressly specified; (ii) references to “written” or “in writing” include in electronic form; and (iii) references to “$” mean U.S. dollars;

(g) references to any Person includes such Person’s successors and permitted assigns;

(h) each Party has participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or burdening either Party by virtue of the authorship of any provision in this Agreement; the language used herein will be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction will be applied against either Party; and

(i) the Parties agree that any drafts of this Agreement or any other Transaction Agreement prior to the final fully executed versions shall not be used for purposes of interpreting any provision of this Agreement or any other Transaction Agreement, and each Party agrees that neither Party or other Person shall make any claim, assert any defense or otherwise take any position inconsistent with the foregoing in connection with any dispute or Action among any of the foregoing or for any other purpose.

Section 13.02 Expenses. Except as otherwise specified in this Agreement and the other Transaction Agreements, each Party will pay its own costs and expenses, including legal, consulting, financial advisor and accounting fees and expenses, incurred in connection with the Transactions, irrespective of when incurred or whether or not the Closing occurs.

Section 13.03 Notices. All notices and other communications under or by reason of the Transaction Agreements shall be in writing and shall be deemed to have been duly given or made (a) when personally delivered, (b) when delivered by e-mail transmission with receipt confirmed; or (c) one (1) Business Day after deposit with overnight courier service or, in each case to the addresses and attention parties indicated below (or such other address, e-mail address or attention party as the recipient party has specified by prior notice given to the sending party in accordance with this Section 13.03):

If to Seller, to:	GE Additive 8556 Trade Center Drive, #100 West Chester Township, OH 45011 Attention: David Handler, General Counsel E-mail: *****************

with a copy (which will not constitute notice) to:	GE Aviation and Additive
One Neumann Way, MD F17
Cincinnati, OH 45215
Attention: Jakub J. Teply, Executive Counsel – Mergers & Acquisition
E-mail: *****************

with a copy (which will not constitute notice) to:	Jones Day
1221 Peachtree Street N.E.
Suite 400
Atlanta, GA 30361
Attention: Darcy White
E-mail: darcywhite@jonesday.com

If to Buyer, to:	Hyliion Holdings Corp.
1202 BMC Drive
Cedar Park, TX 78613
Attention: Jose Oxholm
E-mail: jose.oxholm@hyliion.com

with a copy (which will not constitute notice) to:	Squire Patton Boggs (US) LLP
127 Public Square, 49th Floor
Cleveland, OH 44114
Attention: Michele L. Connell, and Daniel Berick
E-mail:Michele.connell@squirepb.com; daniel.berick@squirepb.com

Section 13.04 Public Announcements. Neither Party or any Affiliate or Representative of any Party shall issue or cause the publication of any press release or public announcement or otherwise communicate with any news media in respect of the Transaction Agreements or the Transactions without the prior written Consent of the other Party, except as a Party believes in good faith and based on reasonable advice of counsel is required by applicable Law or by applicable rules of any stock exchange or quotation system on which such Party or its Affiliates lists or trades securities (in which case the disclosing Party will use its commercially reasonable efforts to (a) advise the other Party before making such disclosure and (b) provide such other Party a reasonable opportunity to review and comment on such release or announcement and consider in good faith any comments with respect thereto). Neither Party shall make publicly available any Transaction Agreement (or any portion of any Transaction Agreement) (whether before or after the Closing) without the prior written Consent of the other Party, except as either Party believes in good faith and based on reasonable advice of counsel is required by applicable Law or by applicable rules of any stock exchange or quotation system on which such Party or its Affiliates lists or trades securities (in which case the disclosing Party will use its commercially reasonable efforts to advise the other Party before making such disclosure and, upon the request of the other Party, the Parties will work together in good faith to agree and pursue appropriate confidential treatment requests with respect to such Transaction Agreements). This Section 13.04 shall not apply to disclosures by a Party to its Representatives for the purpose of obtaining advice in connection with the Transactions, it being understood that such Representatives will be informed of the confidential nature of the Transactions and Transaction Agreements and will be directed to treat such information as confidential in accordance with the terms of this Agreement.

Section 13.05 Severability. If any term or provision of this Agreement is held invalid, illegal or unenforceable in any respect under any applicable Law or as a matter of public policy, the validity, legality and enforceability of all other terms and provisions of this Agreement will not in any way be affected or impaired. If the final judgment of a court of competent jurisdiction or other Government Authority declares that any term or provision hereof is invalid, illegal or unenforceable, the Parties agree that the court making such determination will have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, illegal or unenforceable term or provision with a term or provision that is valid, legal and enforceable and that comes closest to expressing the intention of the invalid, illegal or unenforceable term or provision.

Section 13.06 Assignment. This Agreement will be binding upon and inure to the benefit of and be enforceable by the respective successors and permitted assigns of the Parties. Neither Party may assign (whether by operation of Law or otherwise) this Agreement or any rights, interests or obligations provided by this Agreement without the prior written Consent of the other Party; provided, however, that Seller may assign this Agreement and any or all rights and obligations under this Agreement to any Affiliate or Affiliates of Seller that form a part of, as of December 31, 2021, Seller’s Aviation business unit as disclosed in Seller’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and any successors to such Affiliates without the prior written Consent of Buyer. Any attempted assignment in violation of this Section 13.06 shall be void ab initio.

Section 13.07 No Third Party Beneficiaries. This Agreement and the other Transaction Agreements are for the sole benefit of the Parties and their respective successors and permitted assigns, and, except with respect to Buyer Indemnified Parties and Seller Indemnified Parties pursuant to Article XII, or as expressly set forth in the applicable Transaction Agreement, nothing in the Transaction Agreements shall create or be deemed to create any third party beneficiary rights in any Person not a party to the Transaction Agreements, including any Affiliates of any Party.

Section 13.08 Entire Agreement. This Agreement (including the Disclosure Schedules) and the other Transaction Agreements collectively constitute and contain the entire agreement and understanding of the Parties with respect to the subject matter hereof and thereof and supersede all prior negotiations, correspondence, understandings and Contracts among the Parties respecting the subject matter hereof and thereof.

Section 13.09 Amendments. The Transaction Agreements (including all Exhibits and Schedules thereto) may be amended, restated supplemented or otherwise modified, and any provision thereof may be waived, only by written agreement making specific reference to the applicable Transaction Agreement to be amended, restated, supplemented or otherwise modified or provision to be waived, in each case duly executed by each party to such Transaction Agreement. No Consent from any Indemnified Party under Article XII (in each case other than the Parties) shall be required to amend this Agreement.

Section 13.10 Waiver. At any time before the Closing, either Seller or Buyer may (a) extend the time for the performance of any obligation or other acts of the other Person, (b) waive any breaches or inaccuracies in the representations and warranties of the other Person contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) waive compliance with any covenant, agreement or condition contained in this Agreement but such waiver of compliance with any such covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy under any Transaction Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

Section 13.11 Governing Law. The Transaction Agreements, and any Action arising out of or relating in any way to any Transaction Agreement, whether in contract, tort, common law, statutory law, equity, or otherwise, including any question regarding its existence, validity, or scope (each, a “Transaction Dispute”), shall be governed by and construed and enforced in accordance with the internal Laws of the State of New York, without giving effect to any Law or rule that would cause the Laws of any jurisdiction other than the State of New York to be applied. Seller will cause the Seller Indemnified Parties, and Buyer will cause the Buyer Indemnified Parties, to comply with the foregoing as though such Indemnified Parties were a Party to this Agreement.

Section 13.12 Dispute Resolution; Consent to Jurisdiction.

(a) Any Transaction Dispute, shall, subject to Article IX, be resolved exclusively by arbitration in New York, New York under the administration of Federal Arbitration, Inc. (“FAI”) in accordance with its Rules for Arbitration in effect at the time of the arbitration, subject to such modifications set forth in this Agreement. Notwithstanding the foregoing, either Party may, in accordance with 5, seek from any court of competent jurisdiction an order for immediate, temporary or preliminary injunctive relief pending arbitration to prevent the occurrence of irreparable harm.

(b) In any Transaction Dispute in which the aggregate value of the claims and any counterclaims is less than five million Dollars ($5,000,000), the arbitral tribunal shall consist of a single arbitrator whom FAI shall appoint pursuant to its applicable rules pertaining to the selection of a single arbitrator. In any Transaction Dispute in which the aggregate value of the claims and any counterclaims is five million Dollars ($5,000,000) or more, the arbitral tribunal shall be composed of three (3) arbitrators. In the case of a tribunal of three (3) arbitrators: (i) each Party shall designate one (1) arbitrator within twenty (20) calendar days after the request for arbitration is filed; (ii) the first two (2) arbitrators shall select the third (3rd) arbitrator within thirty (30) calendar days after the last of the first two (2) arbitrators have been nominated, and shall not be affiliated with any Party or any of their Affiliates; and (iv) in the event that the initial two (2) arbitrators fail to agree to a third (3rd) arbitrator, the third (3rd) arbitrator shall be chosen by FAI. The arbitration proceedings shall be conducted in the English language, and all documents not in English submitted by any Party shall be accompanied by an English translation. The arbitration shall be conducted in New York, New York, which shall be the seat of the arbitration. Each Party shall be permitted to present its case, witnesses and evidence, if any, in the presence of the other Party. Any Party can request a written transcript of the proceedings at that Party’s cost. The arbitral tribunal shall determine the Transaction Dispute consistent with the substantive Law described in Section 13.11, and shall apply this Agreement according to its terms.

(c) The Parties agree that any Transaction Disputes resolved pursuant to this Section 13.12 are commercial in nature. The Parties agree to be bound by any award or order resulting from arbitration conducted hereunder notwithstanding any country’s Laws or treaties with the United States to the contrary. The Parties agree that in the context of an attempt by any Party to enforce an arbitral award or order, any defenses relating to any other Party’s capacity or the validity of this Agreement or any related agreement under any Law are waived. Any judgment on an award or order resulting from an arbitration conducted under this Section 13.12 may be entered and enforced in any court, in any country, having jurisdiction over any of the Parties or their assets. For the purposes of enforcement of an award or order as described in the preceding sentence, the Parties submit to the non-exclusive jurisdiction of the state and federal courts of New York and Delaware.

(d) Each Party shall bear its own fees and expenses, including fees and expenses of financial and legal advisors and other outside consultants, in connection with any arbitration conducted under this Section 13.12.

Section 13.13 Waiver of Jury Trial. TO THE MAXIMUM EXTENT PERMITTED BY LAW, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE TRANSACTION AGREEMENTS AND COVENANTS THAT NEITHER IT NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES WILL ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO SUCH TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (B) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (c) SUCH WAIVER CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH SUCH PARTY IS RELYING AND WILL RELY IN ENTERING INTO THE TRANSACTION AGREEMENTS. EACH PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 13.13 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 13.14 Admissibility into Evidence. All offers of compromise or settlement among the Parties or their Representatives in connection with the attempted resolution of any Transaction Dispute (a) shall be deemed to have been delivered in furtherance of a Transaction Dispute settlement, (b) shall be exempt from discovery and production and (c) shall not be admissible into evidence (whether as an admission or otherwise) in any proceeding for the resolution of the Transaction Dispute.

Section 13.15 Remedies; Specific Performance.

(a) Except to the extent set forth otherwise in this Agreement (including in Section 12.05), all remedies under this Agreement expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) Each Party agrees that irreparable damage would occur and the Parties would not have an adequate remedy at Law if any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Accordingly, each Party agrees that the other Party shall be entitled to injunctive relief from time to time to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions of this Agreement without the requirement of posting any bond or other indemnity, in addition to any other remedy to which it may be entitled, at Law or in equity, and each Party agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement, and to specifically enforce the terms of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement. Each Party expressly disclaims that it is owed any duties not expressly set forth in this Agreement, and waives and releases all tort claims and causes of action in tort that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement. Notwithstanding anything to the contrary set forth in this Agreement, nothing contained herein shall prevent a Party from seeking injunctive relief under this Section 13.15(b) from a court of competent jurisdiction. Any Action brought pursuant to this Section 13.15(b) may be brought in the U.S. District Court for the Southern District of New York (where federal jurisdiction exists) or the Commercial Division of the Courts of the State of New York sitting in the County of New York (where federal jurisdiction does not exist), and the appellate courts having jurisdiction of appeals in such courts, or any other court of equity. In that context, and without limiting the generality of the foregoing, each Party irrevocably and unconditionally:

(i) submits for itself and its property to the exclusive jurisdiction of such courts with respect to any such Action and for recognition and enforcement of any judgment in respect thereof, and agrees that all claims in respect of any such Action shall be heard and determined in such courts;

(ii) agrees that venue would be proper in such courts, and waives any objection that it may now or hereafter have that any such court is an improper or inconvenient forum for the resolution of any such Action;

(iii) agrees that the mailing by certified or registered mail, return receipt requested, to the Persons listed in Section 13.03 of any process required by any such court, will be effective service of process; provided, however, that nothing herein will be deemed to prevent a Party from making service of process by any means authorized by the Laws of the State of New York.

Section 13.16 Non-Recourse. No past, present or future incorporator, stockholder, or Representative of Seller or its Affiliates shall have any Liability for any Liability of Seller under any Transaction Agreement or for any claim based on, in respect of, or by reason of, any Transaction.

Section 13.17 Disclosure Schedules and Exhibits. The Disclosure Schedules, Schedules and Exhibits attached to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Any capitalized terms used in any Exhibit or Schedule or in the Disclosure Schedules but not otherwise defined therein shall be defined as set forth in this Agreement. The representations and warranties of Seller set forth in this Agreement are made and given subject to the disclosures contained in the Disclosure Schedules, and neither Seller nor any of its Affiliates shall be, or deemed to be, in breach of any such representations and warranties (and no claim shall lie in respect thereof) in respect of any such matter so disclosed in the Disclosure Schedules. Inclusion of information in the Disclosure Schedules will not be construed as an admission that such information is material to the business, operations or condition (financial or otherwise) of the Business. The Disclosure Schedules have been arranged for purposes of convenience in separately titled Schedules corresponding to the Sections of this Agreement, however, each Schedule of the Disclosure Schedules shall be deemed to incorporate by reference all information disclosed in any other Schedule of the Disclosure Schedules to the extent it is reasonably apparent that the disclosure of such matter is applicable to such Schedule of the Disclosure Schedules.

Section 13.18 Privilege.

(a) Each of the Parties acknowledges and agrees that Jones Day has acted as counsel to Seller and its Affiliates in connection with the negotiation of this Agreement and any consummation of the Transactions.

(b) Buyer consents and agrees to Jones Day’s representing Seller and its Affiliates after the Closing, including with respect to disputes in which the interests of Seller and its Affiliates may be directly adverse to Buyer and its Affiliates. Buyer further consents and agrees to the communication by Jones Day to Seller and its Affiliates in connection with any such representation of any fact known to Jones Day arising by reason of Jones Day’s prior representation of Seller or any of its Affiliates.

(c) In connection with the foregoing, Buyer irrevocably waives and agrees not to assert any conflict of interest arising from or in connection with Jones Day’s representation of Seller and its Affiliates prior to and after the Closing.

(d) Buyer further agrees that all communications in any form or format whatsoever between or among any of Jones Day, Seller or its Affiliates, or any of their respective Representatives that relate in any way to the negotiation, documentation and consummation of the Transactions, and beginning on the Agreement Date, any dispute arising under this Agreement (collectively, the “Deal Communications”) shall be deemed to be retained, owned and controlled collectively by Seller and shall not pass to or be claimed by Buyer. All Deal Communications that are attorney-client privileged (the “Privileged Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to, and be controlled solely by, Seller and shall not pass to or be claimed by Buyer.

(e) In the event that a dispute arises between Buyer and a third party, Buyer shall assert the attorney-client privilege to prevent the disclosure of the Privileged Deal Communications to such third party; provided, however, that Buyer may not waive such privilege without the prior written Consent of Seller. In the event that Buyer is legally required by Order or otherwise to access or obtain a copy of all or a portion of the Deal Communications, Buyer shall immediately (and, in any event, within two (2) Business Days but in all events prior to accessing or obtaining a copy of all or a portion of the Deal Communications) notify Seller in writing (including by making specific reference to this Section) so that Seller can seek a protective Order, and Buyer agrees to use all commercially reasonable efforts to assist therewith.

(f) To the extent that files or other materials maintained by Jones Day constitute property of its clients, only Seller shall hold such property rights and Jones Day shall have no duty to reveal or disclose any such files or other materials or any Deal Communications by reason of any attorney-client relationship between Jones Day, on the one hand, and Buyer, on the other hand.

(g) Buyer agrees that it will not (i) access or use the Deal Communications, including by way of review of any electronic data, communications or other information, or by seeking to have Seller or any Indemnifying Party waive the attorney-client or other privilege, or by otherwise asserting that Buyer has the right to waive the attorney-client or other privilege or (ii) seek to obtain the Deal Communications from Jones Day. In furtherance of the foregoing, it shall not be a breach of any provision of this Agreement if{, prior to the Closing,} Seller or any of its Affiliates or Representatives take any action to protect from access or remove from the Business any Deal Communications, including by segregating, encrypting, copying, deleting, erasing, exporting or otherwise taking possession of any Deal Communications (any such action, a “Permitted Removal”). In the event that, notwithstanding any good-faith attempts by Seller or any of its or its Affiliates’ respective Representatives to achieve a Permitted Removal of any Deal Communication, any copy, backup, image, or other form or version or electronic vestige of any portion of such Deal Communication remains accessible to or discoverable or retrievable by Buyer (each, a “Residual Communication”), Buyer agrees that it will not, and that it will cause its Affiliates and Representatives not to, intentionally use or attempt to use any means to access, retrieve, restore, recreate, unarchive or otherwise gain access to or view any Residual Communication for any purpose.

(h) Buyer further acknowledges and agrees that, with respect to any Action or dispute between Seller or one of its Affiliates, on the one hand, and Buyer or one of its Affiliates, on the other hand, only Seller may waive any evidentiary privilege that may attach to a pre-Closing communication that is determined by a court of competent jurisdiction to be subject to attorney-client privilege.

Section 13.19 Counterparts. Each Transaction Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which when taken together shall constitute one and the same instrument. Facsimiles, e-mail transmission of .pdf signatures or other electronic copies of signatures shall be deemed to be originals.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK;
SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Seller and Buyer have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

SELLER:

GENERAL ELECTRIC COMPANY, acting solely by and through its GE Additive business unit

By	/s/ Riccardo Procacci
	Name:	Ricardo Procacci
	Title:	President and CEO GE Additive

BUYER:

HYLIION HOLDINGS CORP.

By	/s/ Thomas Healy
	Name:	Thomas Healy
	Title:	Chief Executive Officer

Signature Page to Asset Purchase Agreement

Exhibit A

DEFINITIONS

“Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Buyer or any of its Affiliates) relating to the direct or indirect disposition, whether by sale, merger or otherwise, of all or substantially all of the Business or the Transferred Assets.

“Action” means any action, claim, charge, complaint, suit, proceeding, audit, arbitration, investigation or hearing by or before any Government Authority.

“Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person.

“Agreement” means this Asset Purchase Agreement, dated as of August 24, 2022, by and between Seller and Buyer, including the Disclosure Schedules and the Exhibits, and all amendments to such agreement made in accordance with Section 13.09.

“Anti-Corruption Laws” means all applicable Laws and regulations for which jurisdiction over Seller could be appropriately obtained that are intended or designed to prohibit corrupt behavior, including the U.S. Foreign Corrupt Practices Act of 1977 and other applicable anti-bribery legislation enacted by signatories implementing the OECD Convention Combating Bribery of Foreign Officials.

“Bankruptcy and Equity Exception” means the effect on enforceability of (a) any applicable Law relating to bankruptcy, reorganization, insolvency, moratorium, or similar Law relating to or affecting creditors’ rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

“Business” means the KarnoTM additively-enabled heat engine business as conducted by the Seller and its Affiliates, including (a) energy conversion systems, power generation systems, and energy distribution systems embodied within the foregoing Karno™ additively-enabled heat engine and (b) applications, balance of plant systems, and methods for control and operation of the foregoing Karno™ additively-enabled heat engine. Notwithstanding anything else to the contrary herein, the “Business” shall include only any of the foregoing and only such heat exchanger and combustion system Intellectual Property that, in each case, are specific to, and used in, the KarnoTM additively-enabled heat engine business as conducted by the Seller and its Affiliates and shall not include any of the foregoing or any heat exchanger or combustion system Intellectual Property that, in each, case are not specific to, and used in, the KarnoTM additively-enabled heat engine business as conducted by the Seller and its Affiliates.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

SCHEDULE A-1

“Business Intellectual Property” means (a) all Patents set forth on Schedule A-1(a); (b) all Trademarks set forth on Schedule A-1(b); (c) all Copyrights that are owned by Seller and that are Related to the Business, in each case as of the Closing Date, excluding for the avoidance of doubt the GE Names and GE Marks; (d) all Software set forth on Schedule A-1(c); and (e) all Know-How that is owned by Seller and that is Related to the Business, in each case as of the Closing Date.

“Buyer Account” means the bank account or accounts specified by Buyer in writing to Seller at least two (2) Business Days before the Closing Date.

“Buyer Shares” means the common stock, par value $0.0001 per share, of Buyer, and any securities into which such common stock may hereinafter be reclassified.

“Buyer Share Price” means the average VWAP Per Share of Buyer Shares, rounded to four decimals, for the period of thirty (30) consecutive trading days ending on the last full trading day prior to the Agreement Date.

“Buyer Transaction Agreements” means this Agreement and each other Transaction Agreement to which Buyer is named as a party on the signature pages thereto.

“Buyer Transactions” means the transactions contemplated by the Buyer Transaction Agreements.

“Closing Conditions” means conditions to the respective obligations of the Parties to consummate the transactions contemplated by this Agreement, as set forth in Article X.

“Code” means the U.S. Internal Revenue Code of 1986.

“Confidentiality Agreement” the means the letter agreement dated September 8, 2021, by and between Buyer and Seller, as the same may be amended from time to time in accordance with its terms.

“Consent” means any consent, approval or authorization.

“Contract” means, with respect to any Person, any contract, license, agreement, commitment, purchase order, statement of work, note, bond, mortgage, indenture, lease or other property agreement, partnership or joint venture agreement or other legally binding agreement, whether oral or written, to which such Person is party.

“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The terms “Controlled by”, “Controlled”, “under common Control with” and “Controlling” shall have correlative meanings.

“Copyrights” means copyrightable works, copyrights, moral rights, mask work rights, database rights and design rights, in each case, other than Software, whether or not registered, and registrations and applications for registration thereof, and all rights therein provided by international treaties or conventions, other than Design Practices.

SCHEDULE A-2

“Debt” means financial indebtedness for borrowed money from third party lending sources, other than trade accounts payable.

“Design Practices” means the engineering design best-practices of Seller and its Affiliates reflected in technical governance policies and procedures.

“Disclosure Schedules” means the disclosure schedules dated as of the Agreement Date delivered by Seller to Buyer, and which form a part of this Agreement.

“Effective Time” means 11:59 p.m. (Eastern time) on the Closing Date.

“Employee Plans” means (a) all material employee benefit plans (within the meaning of Section 3(3) of ERISA) and (b) all material retirement, welfare benefit, bonus, stock option, stock purchase, restricted stock, incentive, supplemental retirement, deferred compensation, retiree health, life insurance, severance, Code Section 125 flexible benefit, or vacation plans, programs or agreements, in each case pursuant to which Seller, its Affiliates and Subsidiaries currently have any obligation, other than governmental plans or arrangements.

“Environmental Condition” means any event, circumstance or conditions related in any manner whatsoever to: (a) the current or past presence or spill, emission, discharge, disposal, migration, release or threatened release of any Hazardous Materials, into or through the environment; (b) the placement of structures or materials into waters of the United States; or (c) any violation of, or liability under, Environmental Laws.

“Environmental Law” means any applicable Law in effect as of the Agreement Date relating to: (a) protection of the environment, including the presence, generation, use, handling, management, transportation, treatment, storage, disposal, Release or threat of Release, exposure to, or discharge of Hazardous Materials; (b) human health and safety; or (c) industrial hygiene.

“Environmental Liabilities” means any Liability arising out of: (a) any actual or alleged violation of any Environmental Laws occurring prior to the Closing; (b) any abatement, removal, remedial, corrective, investigation, response, or other action necessary to address any Environmental Condition or to protect human health or to achieve compliance with applicable Environmental Laws; (c) any actual or alleged threat, injury, or harm to natural resources, wildlife, human health, safety or the environment; or (d) the management, manufacture, possession, generation, processing, recycling, reclamation, distribution, labeling, use, treatment, handling, storage, emission, discharge, transport, disposal, presence of, exposure to, or Release or threatened Release of Hazardous Materials prior to the Closing.

“Environmental Permit” means any Permit that is required by a Government Authority under any Environmental Law or Product Stewardship Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder.

“Ex-Im Laws” means all applicable U.S., UK, and EU Laws for which jurisdiction over Seller could be appropriately obtained relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the International Traffic in Arms Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

SCHEDULE A-3

“Fraud” means (a) with respect to Seller, that (i) a written representation and warranty made by Seller in this Agreement was false when made, (ii) at the time such representation and warranty was made, such representation and warranty was, to the Knowledge of Seller, false, (iii) Seller had an intent to induce Buyer to act or refrain from acting in such context, and (iv) Buyer acted in reliance on such representation and warranty, and (b) with respect to Buyer, that (i) a written representation and warranty made by Buyer in this Agreement was false when made, (ii) at the time such representation and warranty was made, such representation and warranty was, to the knowledge of Buyer, false, (iii) Buyer had an intent to induce Seller to act or refrain from acting in such context, and (iv) Seller acted in reliance on such representation and warranty.

“GE Names and GE Marks” means the names or marks owned, licensed or used by General Electric Company, including names that use or contain “GE” (in block letters or otherwise), the GE monogram, “General Electric Company,” “General Electric,” “GE Additive,” “GE Aviation,” or “GE Aerospace,” either alone or in combination with other words and all marks, trade dress, logos, monograms, domain names and other source identifiers confusingly similar to or embodying any of the foregoing either alone or in combination with other words.

“Government Authority” means any U.S. federal, state or local or any supra-national or non-U.S. government, political subdivision, governmental, regulatory or administrative authority, instrumentality, agency, body or commission, self-regulatory organization or any court, tribunal, or judicial or arbitral body.

“Hazardous Materials” means (a) petroleum, petroleum products, by-products or breakdown products, radioactive materials, friable asbestos and asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, PFAS, or polychlorinated biphenyls, and (b) any chemical, material or substance defined or regulated as hazardous or toxic or as a contaminant or a waste under any applicable Environmental Law.

“Insurance Policies” means all policies of or agreements for insurance and interests in insurance pools and programs held in the name of Seller or any of its Affiliates (in each case including self-insurance and insurance and reinsurance from Affiliates) and any rights thereunder as per Schedule 4.15.

“Intellectual Property” means all of the following, whether arising under the Laws of the United States or of any other jurisdiction: (a) Patents, (b) Trademarks, (c) Copyrights, (d) Software, and (e) Know-How.

“IRS” means the U.S. Internal Revenue Service.

“Know-How” means, collectively, all trade secrets, confidential information, technology, designs, formulae, algorithms, procedures, methods, discoveries, processes, techniques, ideas, know-how, research and development, technical data, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice) apparatus, creations, improvements, works of authorship in any media, confidential, proprietary or non-public information, and other similar materials, and all recordings, graphs, drawings, reports, analyses and other writings, and other tangible embodiments of the foregoing in any form whether or not listed herein, and all related technology, other than Software and Design Practices.

SCHEDULE A-4

“Knowledge of Seller” means the actual (but not constructive or imputed) knowledge, without any duty of investigation or inquiry, of the following Persons as of the Agreement Date: Joshua Mook and John Holbrook.

“Law” means any U.S. federal, state, local or non-U.S. statute, law, ordinance, regulation, rule, code, Order or other administrative order, constitution or treaty.

“Leasing” means the rental, leasing, or financing under operating leases, finance leases or hire purchase or rental agreements, of property, whether real, personal, tangible or intangible.

“Liabilities” means any liability, debt, guarantee, Tax, claim, demand, expense, commitment, or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, absolute or contingent, matured or unmatured, liquidated or unliquidated, or due or to become due) of every kind and description, including those arising under any Law, Action or Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, security interest, encumbrance, claim, lien or charge of any kind.

“Losses” means all losses, damages, costs, Liabilities, demands, actions, causes of action, costs, penalties or fines, whether or not arising out of third party claims actually suffered or incurred and paid (including reasonable attorneys’ fees accountants’ and other professionals’ fees and expenses, court costs and all amounts paid in investigation, defense or settlement of any of the foregoing).

“Material Adverse Effect” means any circumstance, change or effect that, individually or in the aggregate with all other changes, effects, events, occurrences, facts, conditions or circumstances, (a) has, or would reasonably be expected to have, a material adverse effect upon the Business, the Transferred Assets and/or the Assumed Liabilities, results of operations, or condition (financial or otherwise) or assets of the Business, taken as a whole, or (b) materially and adversely affects the ability of Seller to consummate the Transactions contemplated hereby on a timely basis; provided, however, that none of the following, either alone or in combination, shall be considered in determining whether there has been a breach of a representation, warranty, covenant, agreement or Closing Condition that is qualified by the term “Material Adverse Effect”: (i) an event or circumstances or series of events or circumstances affecting (A) the U.S. or the global economy generally or capital, financial, banking, credit or securities markets generally, including changes in interest or exchange rates, (B) political conditions generally of the U.S. or any other country or jurisdiction in which the Business operates, or (C) general business or economic conditions affecting any industry generally in which the Business or any customers thereof operates or in which products or services of the Business are used or distributed; (ii) the negotiation, execution, pendency or the announcement of, the consummation of the Transactions contemplated by, or the performance of obligations under, this Agreement or any other Transaction Agreement, including adverse effects related to compliance with the covenants or agreements contained herein or the failure to take any action as a result of any restrictions or prohibitions set forth herein, and any adverse effect proximately caused by (A) shortfalls or declines in revenue, margins or profitability, (B) threatened or actual loss of, or disruption in, any customer, supplier, vendor, employee or landlord relationships, (C) loss of any personnel, or (D) losses from any actions taken by competitors; (iii) any changes in applicable Law or accounting principles, practices or policies the Business is required to adopt, or the enforcement or interpretation thereof; (iv) actions specifically permitted to be taken or omitted pursuant to this Agreement or actions taken or omitted to be taken at the request or with the Consent of Buyer; (v) any acts of God, including any earthquakes, hurricanes, tornadoes, floods, tsunami, or other natural disasters; (vi) any hostilities, acts of war (whether or not declared), sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, act of war, sabotage, terrorism or military actions, including the Russia-Ukraine conflict and any escalation or expansion thereof outside the borders of such countries; (vii) any epidemics, pandemics, disease outbreaks, or other public health emergencies, including with respect to COVID-19 and any worsening thereof; (viii) any supply chain disruptions; (ix) any failure to meet internal or published projections, estimates or forecasts of revenues, earnings, or other measures of financial or operating performance (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded) and (x) any matter disclosed in the Disclosure Schedules (though not the worsening thereof), except in the case of the foregoing clauses (i), (iii), (v), (vi), (vii) or (viii), to the extent such circumstances, changes in or effects have a materially disproportionate effect on the Business, taken as a whole, relative to other for-profit industry participants operating in the same or similar businesses and markets as the Seller or its Affiliates (with respect to the Business the Transferred Assets and the Assumed Liabilities) operates.

SCHEDULE A-5

“Material Contract” means the written contracts and agreements set forth on Schedule A-3.

“Order” means any order, writ, judgment, injunction, temporary restraining order, decree, stipulation, determination or award entered by or with any Government Authority.

“Ordinary Course of Business” means the conduct, operations and business activities of the Business in substantially the same manner as they have been previously conducted and operated in the past two years, except as such conduct of the Business has been or may be modified by Seller’s and its Affiliates’ responses to COVID-19, the Russia-Ukraine conflict, supply chain disruptions and any other events or occurrences that are beyond the control of Seller and its Affiliates, so long as such responses are commercially reasonable.

“Patents” means patents, patent applications (including patents issued thereon) and statutory invention registrations, including reissues, divisions, continuations, continuations in part, extensions and reexaminations thereof, all rights therein provided by international treaties or conventions.

“Permits” means all permits, licenses, Consents, registrations, concessions, grants, franchises, certificates, identification numbers exemptions, waivers, approvals, authorizations, and filings issued or required by any Government Authority under applicable Law.

“Permitted Liens” means the following Liens: (a) Liens for Taxes that are not yet due or payable or that are being contested in good faith by appropriate Proceedings or that may thereafter be paid without penalty; (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law and on a basis consistent with past practice; (c) Liens incurred or deposits made in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance or other types of social security; (d) defects or imperfections of title, easements, covenants, rights-of-way, restrictions and other similar charges or encumbrances not materially interfering with the Ordinary Course of Business; (e) Liens incurred in the Ordinary Course of Business securing Liabilities that are not material to the Business, individually or in the aggregate; (f) Liens created by or though or in relation to Buyer or its Affiliates; and (f) in the case of Intellectual Property, licenses, options to license or covenants not to assert claims of infringement, misappropriation, or other violation thereof.

“Person” means any natural person, general or limited partnership, corporation, trust, limited liability company, limited liability partnership, firm, association or organization or other legal entity.

“PFAS” means any and all per- and poly-fluoroalkyl substances, substances in the per- and poly-fluoroalkyl substance family, substances that are precursors to or that otherwise can transform to create substances in the per- and poly-fluoroalkyl substance family,

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date, including the portion of a Straddle Period beginning on the day immediately following the Closing Date.

“Pre-Closing Period” means the period beginning on the Agreement Date and ending on the earlier of the Closing Date and the date this Agreement is terminated in accordance with its terms.

“Pre-Closing Tax Period” means any Tax period beginning before the Closing Date and ending before or on the Closing Date, including the portion of a Straddle Period ending on the Closing Date.

“Product Stewardship Law” means any applicable Law relating to the health, safety, environmental, and social impacts of a product and its packaging (from design until disposal) and other product stewardship considerations.

“Prohibited Person” means (a) a Restricted Person; (b) a Person who is a “designated national,” “specially designated national,” “specially designated terrorist,” “specially designated global terrorist,” “foreign terrorist organization,” “specially designated narcotics trafficker,” or “blocked person,” within the definitions set forth in the 31 C.F.R. Subtitle B, Chapter V, or who otherwise appears on the list of Specially Designated Nationals and Blocked Persons, or any other similar list published by the U.S. Treasury Office of Foreign Assets Control; (c) any Government Authority or national of, or Person located, organized or resident in any country against which the U.S. maintains economic sanctions or embargos; (d) a Person owned or controlled by, or acting for or on behalf of any of the Persons listed in subparagraphs (b) or (c) above; (e) a Person indicted for or convicted of violating any U.S. criminal statute listed in 22 C.F.R. 120.27; or (f) a Person on any other applicable export control, terrorism, money laundering or drug trafficking related list administered by the United Nations or any Government Authority either within or outside the U.S. as that list may be amended, adjusted or modified from time to time.

SCHEDULE A-6

“R&W Insurance Policy” means Purchaser-Side Representations and Warranties Insurance Policy issued by the R&W Insurer to the Insureds (as defined therein).

“R&W Insurer” means VALE Insurance Services, LLC.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before the United States Patent and Trademark Office, the United States Copyright Office, or any comparable international Government Authority.

“Related to the Business” means used, or held for use, primarily in the Business as conducted by Seller or its Affiliates as of the Agreement Date.

“Release” means any unlawful releasing, migrating, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, disposing, dumping or presence of a Hazardous Materials into or in soil, surface water, groundwater or outdoor or indoor air.

“Representative” of a Person means the directors, officers, employees, advisors, agents, consultants, attorneys, accountants, investment bankers or other representatives of such Person.

“Restricted Person” means (a) any Person that is the subject of Sanctions Laws, (b) any Person listed on any applicable U.S., UK, or EU sanctions list, including OFAC’s list of Specially Designated Nationals and Blocked Persons and the EU Consolidated List, (c) is in the aggregate directly or indirectly fifty percent (50%) or greater owned or otherwise controlled by a Person or Persons described in clauses (a) or (b), or (d) any Person ordinarily resident in or organized under the Laws of any Sanctioned Country.

“Sanctioned Country” means Cuba, Iran, North Korea, Syria, Russia and the Crimea region of Ukraine.

“Sanctions Laws” means (a) sanctions Laws administered or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or the U.S. Department of State, including any requirements imposed by, or based upon the obligations or authorities set forth in the U.S. Trading With the Enemy Act, the U.S. International Emergency Economic Powers Act, the U.S. United Nations Participation Act, the U.S. Syria Accountability and Lebanese Sovereignty Act, Iranian Transactions and Sanctions Regulations, the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010, the Iran Sanctions Act, the National Defense Authorization Acts for Fiscal Years 2012 and 2013, the Iran Threat Reduction, and Syria Human Rights Act of 2012, any of the foreign assets control regulations of the U.S. Department of Treasury (including 31 C.F.R., Subtitle B, Chapter V), any enabling legislation or executive order relating thereto, or (b) any similar sanctions Laws imposed or administered by or based upon the obligations or authorities of Her Majesty’s Treasury, the European Union, or the United Nations Security Council.

SCHEDULE A-7

“Seller Transaction Agreements” means this Agreement and each other Transaction Agreement to which Seller is named as a party on the signature pages thereto.

“Seller Transactions” means the transactions contemplated by the Seller Transaction Agreements.

“Seller Account” means the bank account or accounts specified by Seller in writing to Buyer at least two (2) Business Days before the Closing Date.

“Share Consideration” means either (a) if the Share Consideration Calculation results in a number up to and including Thirty Million Dollars ($30,000,000), Five Million and Five Hundred Thousand (5,500,000) Buyer Shares; provided, however, if the Share Consideration Calculation results in a number less than Twenty Million Dollars ($20,000,000), then the Base Purchase Price will be increased by the absolute value of the difference between the Share Consideration Calculation and Twenty Million Dollars ($20,000,000) or (b) if the Share Consideration Calculation results in a number greater than Thirty Million Dollars ($30,000,000), the number of Buyer Shares, rounded up to the nearest whole share, obtained by dividing (i) Thirty Million Dollars ($30,000,000) by (ii) the VWAP Per Share of Buyer Shares.

“Share Consideration Calculation” means the consideration resulting from multiplying (a) Five Million and Five Hundred Thousand (5,500,000) by (b) the Buyer Share Price.

“Software” means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) underlying databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, relating to any of the foregoing (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing and screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons related to any of the foregoing, and (d) all documentation including user manuals and other training documentation relating to any of the foregoing.

“Straddle Period” means any Tax period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” of any specified Person means any other Person of which such first Person owns (either directly or through one or more other Subsidiaries) a majority of the outstanding equity securities or securities carrying a majority of the voting power in the election of the board of directors or other governing body of such Person, and with respect to which entity such first Person is not otherwise prohibited contractually or by other legally binding authority from exercising Control.

SCHEDULE A-8

“Tax” or “Taxes” means all income, net income, gross income, excise, gross receipts, ad valorem, value-added, sales, use, employment, franchise, profits, gains, property, escheat, transfer, use, license, payroll, intangibles withholding, customs, duties or other taxes of any kind whatsoever (whether payable directly or by withholding), together with any interest and any penalties, additions to tax or additional amounts imposed by any Taxing Authority with respect thereto.

“Taxing Authority” means any U.S. federal, state or local or non-U.S. jurisdiction (including any subdivision and any revenue agency of a jurisdiction) imposing Taxes and the agencies, if any, charged with the collection of such Taxes for such jurisdiction.

“Tax Returns” means all returns and reports (including workpapers, elections, declarations, disclosures, schedules, estimates, amended returns, claims for refunds and information returns) required to be supplied to a Taxing Authority relating to Taxes.

“Trademarks” means service marks, trade names, service names, domain names, trade dress, logos and other identifiers of same, including all goodwill associated therewith, and all common law rights, and registrations and applications for registration thereof, all rights therein provided by international treaties or conventions, and all reissues, extensions and renewals of any of the foregoing.

“Transaction Agreements” means this Agreement, the Transition Services Agreement, Subscription Agreement, Registration Rights Agreement, Engineering Services Agreement, Sublease, DMLM Product Support Agreement, Cross License, Preferred Provider Agreement, Pre-Novation Subcontract Agreement, and Mutual Termination Agreement, in each case, including all exhibits and schedules thereto and all amendments thereto made in accordance with the respective terms thereof.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Agreements.

“Transfer Taxes” means any sales Tax, use Tax, direct or indirect real property transfer or gains Tax, documentary stamp Tax, value added Tax, registration or recordation fee or similar Taxes and all related fees.

“Treasury Regulations” means Tax regulations promulgated by the United States Department of the Treasury and published in the Federal Register pursuant to and in respect of the provisions of the Code.

“U.S.” means the United States of America.

“VWAP Per Share of Buyer Shares” means the per share volume-weighted average price as displayed under the heading Bloomberg VWAP on Bloomberg (or, if Bloomberg ceases to publish such price, any successor service reasonably chosen by Seller) page ECL_execution_VWAP (or the equivalent successor if such page is not available), in respect of the period from the open of trading on the relevant trading day until the close of trading on such trading day (or if such volume-weighted average price is unavailable, the market price of one share of Buyer Shares on such trading day determined, using a volume-weighted average method, by a nationally recognized investment banking firm (unaffiliated with Buyer or Seller) retained for this purpose by Seller).

SCHEDULE A-9

INDEX OF DEFINED TERMS

After-Acquired Business	Section 7.07(b)
After-Acquired Company	Section 7.07(b)
Agreed Items	Section 3.04
Agreement Date	Preamble
Allocation	Section 3.04
Allocation Schedule	Section 3.04
Assumed Contracts	Section 2.01(a)(i)
Assumed Liabilities	Section 2.01(c)
Base Purchase Price	Section 3.01
Business Employees	Employee Matters Addendum
Business Plans	Section 4.11(b)
Buyer	Preamble
Buyer’s Allocation Notice	Section 3.04
Buyer Approval	Section 5.01
Buyer Indemnified Parties	Section 12.02(a)
Buyer Tax Claim	Section 9.06(a)
Closing	Section 2.03
Closing Date	Section 2.03
Closing Payment	Section 3.02
Confidential Invormation	Section 6.03(b)
Controlling Party	Section 12.04(b)
Covered Business	Section 7.07(a)
Cross License	Section 6.05(b)
Deal Communications	Section 13.18(d)
DMLM Product Support Agreement	Section 6.05(g)
Employee Agreements	Section 4.11(b)
Engineering Services Agreement	Section 6.05(e)
Excluded Assets	Section 2.01(b)
Excluded Liabilities	Section 2.01(d)
Exercise Period	Section 7.08(c)
FAI	Section 13.12(a)
Government Approvals	Section 6.04(a)
Government Contracts	Section 7.09(a)
Indemnified Party	Section 12.04(a)
Indemnifying Party	Section 12.04(a)
Inventory	Section 2.01(a)(iii)
Non-Transfered Asset	Section 2.02(a)
OFAC	Section 4.07(d)
Mutual Termination Agreement	Section 6.05(j)
Novation Agreement	Section 7.09(a)
Offer Notice	Section 7.08(b)
Outside Date	Section 11.01(d)
Parent Plans	Section 4.11(b)

SCHEDULE A-10

Parties	Preamble
Permitted Removal	Section 13.18(g)
Pre-Novation Subcontract Agreement	Section 6.05(h)
Preferred Provider Agreement	Section 6.05(i)
Privileged Deal Communications	Section 13.18(d)
Projections	Section 12.11
Purchase Price	Section 3.01
Registration Rights Agreement	Section 6.05(d)
Registered IP	Section 4.08(b)
Required Approval	Section 2.02(a)
Required Third Party Consents	Section 6.04(f)
Residual Communication	Section 13.18(g)
ROFO Offer	Section 7.08(b)
Seller	Preamble
Seller Indemnified Parties	Section 12.03(a)
Sublease	Section 6.05(f)
Subscription Agreement	Section 6.05(c)
Third Party Claim	Section 12.04(a)
Third Party Rights	Section 2.02
Third Party Transaction	Section 7.08(a)
Transaction Dispute	Section 13.11
Transferred Assets	Section 2.01(a)
Transition Services Agreement	Section 6.05(a)
Triggering Event	Section 7.03(a)

SCHEDULE A-11